Exhibit 99.2

Tel: +91 22 6228 0817	HO
The Ruby, Level 9, North West Wing
www.bdo.in	Senapati Bapat Marg, Dadar (W)
Mumbai 400028, INDIA

INDEPENDENT AUDITOR’S REPORT

Report on Special Purpose Combined Financial statements of Restricted Group

To the Board of Directors of Azure Power Energy Limited (“APEL”)

Qualified Opinion

We have audited the special purpose combined financial statements of Restricted Group which consist of Azure Power Energy Limited (“the Company”), a wholly owned subsidiary of Azure Power Global Limited (“the Parent”) and certain entities under the common control of the Parent as listed in Note 1 to the special purpose combined financial statements (collectively known as “the Restricted Group” or “the RG”), which comprise the combined Balance Sheet as at March 31, 2022, the combined Statements of Profit & Loss including other comprehensive income, the combined Cash Flow Statements and the combined Statement of Changes in Equity for the year ended March 31, 2022 and a summary of the significant accounting policies and other explanatory information (together hereinafter referred to as “special purpose combined financial statements”). These special purpose combined financials statements have been prepared in accordance with the basis of preparation as set out in Note 3 to the special purpose combined financials statements.

In our opinion and to the best of our information and according to the explanations given to us, except for the effects of the matter described in the Basis for Qualified Opinion section of our report, the special purpose combined financial statements of the Restricted Group for the year ended March 31, 2022 are prepared in all material respects, in accordance with the basis of preparation described in Note 3 to these special purpose combined financial statements.

Basis for Qualified Opinion

The matters in Paragraph 1 below should be read with Note 45 to the accompanying special purpose combined financial statements which discusses certain key events of the year.

1.	During the year and subsequent to the year end, the Parent, Azure Power India Private Limited (the subsidiary of the Parent) and certain entities under the common control of the Parent (collectively referred to as the ‘Group”), have received several complaints via the Group’s common whistleblower mechanism. In response, the Board of Directors and Audit and Risk Committee of the Parent appointed external legal counsels to conduct investigations into the significant issues highlighted by the complaints. These issues include, but are not limited to, lapses in key control areas, governance issues, and problems with vendor management. Specifically, the whistleblower complaints allege misconducts such as obtaining invalid commissioning certificates through the submission of falsified information to regulatory bodies in one project and the concealment and misrepresentation of facts by former senior management to the Board of Directors of the Parent.

A special committee was constituted by the Board of Directors of the Parent (‘the Special Committee’), to review certain material projects and contracts for anti-corruption and related compliance issues. Independent external counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that certain former senior management of the Parent may have been involved and certain former directors of the Parent may have had the knowledge of an apparent scheme with persons outside the Company to make improper payments in relation to certain projects. The Special Committee’s investigation is not yet complete. The current Board of Directors of the Parent has represented to us that none of them were aware of such apparent scheme. As informed by the management, no adjustments would be necessary in the special purpose combined financial statements of the Restricted Group’s financial year ended March 31, 2022. Refer to Annexure 1 for the representation. In view of pending investigation, we are unable to comment whether the outcome of the investigation will result in possible adjustments and/or disclosures to the special purpose combined financial statements, and the status of compliance with the applicable laws and regulations.

BDO India LLP, an Indian limited liability partnership firm, with LLP Identity No. AAB 7880, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Head Office: The Ruby, Level 9, North West Wing, Senapati Bapat Marg, Dadar (W), Mumbai 400028, INDIA | Tel: +91 22 6228 0817

The Restricted Group functions within a shared control environment, and there are identified design deficiencies noted in some of the key controls in significant areas. These deficiencies constitute material weaknesses. These weaknesses could have impacted the external legal counsels’ capacity to ascertain the completeness of the information provided.

The issues mentioned above could lead to contractual, civil, and criminal consequences under both Indian and U.S. law, potentially affecting the Restricted Group. The impact, if any, on the Restricted Group’s special purpose combined financial statements is currently not unascertainable.

2.	Refer Note 4 (i) of the accompanying special purpose combined financial statements, which describes the current accounting policy of the Viability Gap Funding. The Restricted Group has not accounted for Viability Gap Funding received under the government scheme in accordance with the requirements of Ind AS 20 - Government Grants and Ind AS 109 - Financial Instruments. Had the Restricted Group appropriately accounted for the Viability Gap Funding, the deferred revenue would have been lower by INR 180 million and Retained Earnings would have been higher by INR 180 million as at March 31, 2021. Consequently, the current year’s revenue would have been higher by INR 86 million and profit before tax would have been higher by INR 86 million. Further, the deferred revenue would have been lower by INR 266 million as at March 31, 2022 and Retained Earnings would have been higher by the same amount.

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the special purpose financial statements section of our report. We are independent of the Restricted Group in accordance with the ethical requirements that are relevant to our audit of the special purpose combined financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified opinion.

Emphasis of Matter

a.)	We draw attention to the Note 2 and 3 of the accompanying special purpose combined financial statements, which describes that the Restricted Group has not formed a separate legal group of entities during the year ended March 31, 2022, which also describes the basis of preparation, including the approach to and the purpose for preparing them. Consequently, the Restricted Group’s special purpose combined financial statements may not necessarily be indicative of the financial performances and financial position of the Restricted Group that would have been presented has consolidated financial statements been prepared for the Restricted Group. The special purpose combined financial statements has been prepared solely to comply with financial reporting requirements under the indenture governing the Senior Notes. As a result, the special purpose combined financial statements may not be suitable for any other purpose.

b.)	Note 39 to the accompanying special purpose combined financial statements regarding the restatements carried out by the Restricted Group, in accordance with the requirements of Ind AS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors” on account of retrospective adjustments pertaining to the matters as described in detail in the aforesaid note.

c.)	Note 48 to the accompanying special purpose combined financial statements which describes one of the covenants of the indentures for submission of Consolidated Annual Financial Statements by the Parent to the Securities Exchange Commission (’SEC’) within the stipulated time. On October 31, 2023, the New York Stock Exchange (‘NYSE’) filed Form-25 notification of removal from listing with the SEC. The Restricted Group believes that the delisting would not have any impact on the above-mentioned terms of the indentures, as the Parent would continue to be a registrant with the SEC and accordingly, there would not be any breach of any covenants.

Our Opinion is not modified in respect of these matters.

BDO India LLP, an Indian limited liability partnership firm, with LLP Identity No. AAB 7880, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Head Office: The Ruby, Level 9, North West Wing, Senapati Bapat Marg, Dadar (W), Mumbai 400028, INDIA | Tel: +91 22 6228 0817

Responsibilities of Management and Those Charged with Governance for the special purpose combined financial statements

Management is responsible for the preparation of these special purpose combined financial statements in accordance with the basis of preparation as set out in note 3 to the special purpose combined financial statements and for such internal control as management determines is necessary to enable the preparation of special purpose combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the special purpose combined financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the special purpose combined financial statements

Our objectives are to obtain reasonable assurance about whether the special purpose combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these special purpose combined financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the special purpose combined financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

BDO India LLP, an Indian limited liability partnership firm, with LLP Identity No. AAB 7880, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Head Office: The Ruby, Level 9, North West Wing, Senapati Bapat Marg, Dadar (W), Mumbai 400028, INDIA | Tel: +91 22 6228 0817

Other Matters

The special purpose combined financial statements of the Restricted Group for the year ended March 31, 2021 were audited by another auditor, whose report dated July 28, 2021 expressed an unmodified opinion on those statements.

Our opinion is not modified in respect of this matter.

/s/ BDO India LLP
BDO India LLP

Place:	Mumbai
Date:	November 10, 2023

BDO India LLP, an Indian limited liability partnership firm, with LLP Identity No. AAB 7880, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Head Office: The Ruby, Level 9, North West Wing, Senapati Bapat Marg, Dadar (W), Mumbai 400028, INDIA | Tel: +91 22 6228 0817

Annexure 1

Azure Power Global Limited

Certified Extract of the Minutes of the Board Meeting of Azure Power Global Limited (the “Company”) held on 06 November 2023 at 05:00 p.m. (Mauritius Time).

“…4. Note of Representation for Auditors

It was noted that a Special Committee of the Board of Directors (the “Special Committee”) was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that individuals formerly affiliated with the Company may have had knowledge of, or were involved in, an apparent scheme with persons outside the Company to make improper payments in relation to certain projects. To date, the Special Committee has not identified related improper payments or transfers by the Group. The Special Committee’s investigation was still ongoing. The Special Committee’s review and its findings could impact the decision-making of the Company, in connection with such projects. The Company has disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and the Group continues to cooperate with those agencies.

In this context, the directors currently on the Board of the Company and its subsidiary company, Azure Power India Private Limited, have confirmed that none of them were aware of the apparent scheme referred to above other than through the Special Committee investigation.

Further, after due deliberation, it was concluded by the ARC that no adjustments would be necessary in the financial statements of the Company for FY 2022 as approved by the Board…”

CERTIFIED TRUE EXTRACT

/s/ Eric Ng Yim On
Eric Ng Yim On
For and on behalf of
AAA Global Services Ltd
Company Secretary

Date: 09 November 2023

C/o AAA Global Services Ltd

4th Floor, Iconebene, Rue de L’Institut, Ebene, 80817, Mauritius.

Tel : 4543200    Fax : 4543202

Restricted Group - III
Special Purpose Combined Balance Sheet
(All amount in INR millions, unless otherwise stated)

	Notes	As at March 31, 2022	As at March 31, 2021*	As at April 1, 2020*
Assets
Non-current assets
Property, plant and equipment	5	29,482	30,491	32,643
Right-of-use assets	30	840	890	1,013
Capital work-in-progress	5	3	34	12
Financial assets	6
- Investments	6.1	-	384	384
- Trade receivables	6.2	720	-	-
- Loans	6.3	5,945	5,889	2,163
- Other financial assets	6.4	405	5,165	5,915
Deferred tax assets (net)	18.2	139	152	236
Income tax assets (net)	7	176	165	207
Other non-current assets	8	523	341	372
Total non-current assets		38,233	43,511	42,945

Current assets
Financial assets	9
- Trade receivables	9.1	2,901	2,952	2,702
- Cash and cash equivalents	9.2	290	1,942	2,031
- Other bank balances	9.3	1,296	1,511	100
- Loans	9.4	925	798	3,982
- Other financial assets	9.5	176	162	597
Other current assets	10	31	19	18
Total current assets		5,619	7,384	9,430

Total assets		43,852	50,895	52,375
Equity and liabilities
Equity
Capital	11.1	113	113	113
Other equity	11.2	8,434	8,031	7,514
Total equity		8,547	8,144	7,627

Non-current liabilities
Financial liabilities	12
- Borrowings	12.1	27,959	36,519	37,618
- Lease liabilities	30	793	778	759
- Other financial liabilities	12.2	135	7	-
Provisions	13.1	123	127	189
Deferred tax liabilities (net)	18.1	1,344	1,641	1,645
Other non-current liabilities	14	2,148	2,039	1,827
Total non-current liabilities		32,502	41,111	42,038

Current liabilities
Financial liabilities	15
- Borrowings	15.1	2,160	295	948
- Lease liabilities	30	59	56	54
- Trade payables
Total outstanding dues of micro and small enterprises	15.2	6	9	3
Total outstanding dues of creditors other than micro and small enterprises	15.2	159	149	259
- Other financial liabilities	15.3	144	982	1,297
Other current liabilities	17	106	105	112
Provisions	13.2	5	4	3
Current tax liabilities (net)	16	164	40	34

Total current liabilities		2,803	1,640	2,710

Total liabilities		35,305	42,751	44,748

Total equity and liabilities		43,852	50,895	52,375

*	Refer note 39 and 40 for restatement and reclassification respectively

See accompanying notes to the financial statements

The accompanying notes are an integral part of the special purpose combined financial statements.

For and on behalf of Restricted Group

Director	Director
Place:	Place:
Date:	Date:
Mauritius,10 Nov 2023	Mauritius,10 Nov 2023

Restricted Group - III
Special Purpose Combined Statement of profit and loss
(All amount in INR millions, unless otherwise stated)

		For the year ended	For the year ended
	Notes	March 31, 2022	March 31, 2021*
Revenue
Revenue from operations	19	6,229	6,196
Other income	20.2	567	31
Total revenue (I)		6,796	6,227

Expenses
Employee benefits expense	21	51	46
Other expenses	24	873	785
Total expenses (II)		924	831

Earnings before interest, depreciation and amortization (EBITDA) (I)-(II) (A)		5,872	5,396

Depreciation and amortisation expense- (B)	22	1,041	2,331
Interest income- (C)	20.1	759	807
Finance costs- (D)	23	2,922	3,471
Profit before tax (A-B+C-D)		2,668	401

Tax expense:
Current tax expense	18	585	431
Deferred tax charge	18	568	132
Total tax expense		1,153	563

Profit/(loss) after tax		1,515	(162)

Other comprehensive income
Items that will be reclassified to profit or loss
Effective portion of cash flow hedge		(5,683)	(343)
Income tax effect		852	53
		(4,831)	(290)
Exchange differences on translating the financial statements of foreign entities		3,719	971

Items that will not be reclassified to profit or loss
Re-measurement gains/(losses) on defined benefit plans		-	(2)
Income tax effect		-	1
Other comprehensive (expense)/income		(1,112)	680

Total comprehensive income		403	518

*	Refer note 39 and 40 for restatement and reclassification respectively

See accompanying notes to the financial statements

The accompanying notes are an integral part of the special purpose combined financial statements.

For and on behalf of Restricted Group

Director	Director
Place:	Place:
Date:	Date:
Mauritius, 10 Nov 2023	Mauritius, 10 Nov 2023

Restricted Group - III
Special Purpose Combined Statement of cash flows
(All amount in INR millions, unless otherwise stated)

		For the year ended	For the year ended
Particulars		March 31, 2022	March 31, 2021*
A Cash flows from operating activities
Profit before tax		2,668	401
Adjustment to reconcile profit before tax to net cash flows
Depreciation and amortisation expense		1,041	2,331
Interest income		(759)	(807)
Exchange difference (net)		(165)	(8)
Contract assets		0	(6)
Deferred revenue		73	30
Allowance for doubtful trade receivables		(262)	266
Asset written off		7	-
Loss on account of modification of contractual cash flows		180	-
Provision for diminution in assets		25	-
Loss on disposal of property, plant and equipment (net)		45	-
Provisions / liabilities no longer required written back		(104)	(14)
Bad debts written off		2	6
Viability Gap funding income		-	(80)
Finance cost		2,669	3,459
Operating profit before working capital changes		5,420	5,578
Movements in working capital:
Decrease/ (increase) in trade receivables		(250)	(522)
Decrease/ (increase) in other current/non-current financial assets		24	(34)
Decrease/ (increase) in Security deposit		(1)	(3)
Decrease/ (increase) in other current assets		(12)	(1)
(Decrease)/ increase in other current financial liabilities		(36)	(239)
Increase/ (decrease) in trade payables		36	(43)
Increase/ (decrease) in other current and non-current liabilities		57	192
Decrease/ (increase) in other non-current assets		(182)	16
(Decrease)/ increase in current provisions		1	1
Increase/ (decrease) in non-current provisions		(12)	(57)
Cash generated from operations		5,045	4,887
Income tax paid (net of refunds)		(472)	(391)
Net cash flow from operating activities	(A)	4,573	4,496

B Cash flows from investing activities
Property, plant and equipment (including capital work in progress, capital advance and capital creditors)*		(161)	(174)
Interest received		500	1,182
Net proceeds from/ (investment in) bank deposit (having the original maturity of more than three months)		199	(1,055)
Proceeds from sale of investment		384	-
Loan given to others		(130)	-
Loan given to holding/fellow subsidiaries		(4,622)	(2,596)
Proceeds from repayment of loan by holding/fellow subsidiary companies		4,569	2,052
Net cash flows (used in)/from investing activities	(B)	739	(591)

C Cash flows from financing activities
Proceeds from issuance of Green Bonds		30,285	-
Repayment of Green bonds		(37,004)	-
Proceeds from borrowings taken from holding company		235	-
Proceeds from non current borrowings		-	(2)
Repayment of current borrowings		(845)	(954)
Payment for hedging arrangements		(991)	(930)
Payment of lease liabilities		68	21
Payment of interest on lease liabilities		(78)	(77)
Interest paid		(2,980)	(2,078)
Net cash flows used in financing activities	(C)	(11,310)	(4,020)

Net (decrease)/increase in cash and cash equivalents		(5,998)	(115)

Effect of exchange rate changes on cash and cash equivalents	(D)	4,346	26

Net (decrease)/increase in cash and cash equivalents	(A+B+C+D)	(1,652)	(89)
Cash and cash equivalents at the beginning of the year		1,942	2,031
Cash and cash equivalents at the end of the year		290	1,942

Components of cash and cash equivalents
Balances with schedule banks:
- On current accounts		284	111
- Deposits with original maturity of less than 3 months		6	1,831
Total cash and cash equivalents		290	1,942

*	Refer note 39 and 40 for restatement and reclassification respectively

Restricted Group - III
Special Purpose Combined Statement of cash flows
(All amount in INR millions, unless otherwise stated)

Change in liabilities arising from financing activities

Particulars	Opening balance as at April 01, 2021	Cash flow (net)	Change in foreign exchange rate	Other changes**	Closing balance as at March 31, 2022
Non current borrowings (including current maturities)	36,814	(6,719)	761	(902)	29,954
Current borrowings	-	(610)	-	775	165
Lease liabilities	834	68	-	(50)	852
Total liabilities from financing activities	37,648	(7,261)	761	(177)	30,971

Particulars	Opening balance as at April 01, 2020	Cash flow (net)	Change in foreign exchange rate	Other changes**	Closing balance as at March 31, 2021
Non current borrowings (including current maturities)	37,618	(2)	(940)	138	36,814
Current borrowings	948	(954)	-	6	-
Lease liabilities	813	(56)	-	77	834
Total liabilities from financing activities	39,379	(1,012)	(940)	221	37,648

**	Including adjustments of ancillary borrowing cost

See accompanying notes to the financial statements

Notes:

1.	The Statement of Cash Flows has been prepared under the indirect method as set out in Indian Accounting Standard (Ind AS 7) on “Statement of Cash Flows” referred to Section 133 of Companies Act 2013.

2.	The accompanying notes are an integral part of the special purpose combined financial statements.

For and on behalf of Restricted Group

Director	Director
Place:	Place:
Date:	Date:
Mauritius, 10 Nov 2023	Mauritius, 10 Nov 2023

Restricted Group - III
Special Purpose Combined Statement of Changes in Equity
(All amount in INR millions, unless otherwise stated)

(a)	Statement of changes in equity*

Shares (Aggregate of Restricted Group of entities):	Number of shares	Amount

For the Year ended March 31, 2022

Equity shares of INR 10 each issued, subscribed and fully paid

At April 01, 2021	1,12,54,112	113
Changes in equity share capital due to prior period errors	-	-
Restated Balance as at April 01, 2021	1,12,54,112	113
Changes in equity share capital during the current year	-	-
At March 31, 2022	1,12,54,112	113

For the Year ended March 31, 2021

Equity shares of INR 10 each issued, subscribed and fully paid
At April 01, 2020	1,12,54,112	113
Changes in equity share capital due to prior period errors	-	-
Restated Balance as at April 01, 2020	1,12,54,112	113
Changes in equity share capital during the current year	-	-
At March 31, 2021	1,12,54,112	113

*	Share capital represents the aggregate amount of share capital of identified subsidiaries of the Restricted Group as at the respective period and does not necessarily represent legal share capital for the purpose of the Restricted Group.

(b)	Other equity**

For the year ended March 31, 2022:

	Reserves and surplus			Items of Other Comprehensive Income
Particulars	Surplus/(deficit) in the statement of profit and loss	Securities premium account	Equity component of Compulsorily Convertible Debentures***	Exchange differences on translating the financial statements of foreign entities	Defined benefit plans (Refer note 37)	Effective portion of cash flow hedges (Refer note 32)	Total equity
At April 01, 2021 (As previously reported)#	(2,702)	9,960	1,120	(4,816)	(1)	4,689	8,250
Adjustment relating to prior period errors*	(219)	-	-	-	-	-	(219)
Restated balance as at April 1, 2021	(2,921)	9,960	1,120	(4,816)	(1)	4,689	8,031
Profit for the year	1,515	-	-	-	-	-	1,515
Other comprehensive income/(loss)	-	-	-	3,719	-	(4,831)	(1,112)
At March 31, 2022	(1,406)	9,960	1,120	(1,097)	(1)	(142)	8,434

Restricted Group - III
Special Purpose Combined Statement of Changes in Equity
(All amount in INR millions, unless otherwise stated)

For the year ended March 31, 2021:

	Reserves and surplus			Items of Other Comprehensive Income
Particulars	Surplus/(deficit) in the statement of profit and loss	Securities premium account	Equity component of Compulsorily Convertible Debentures***	Exchange differences on translating the financial statements of foreign entities	Defined benefit plans (Refer note 37)	Effective portion of cash flow hedges (Refer note 32)	Total equity
At April 01, 2020 (As previously reported)#	(2,574)	9,960	1,120	(5,787)	-	4,979	7,698
Adjustment relating to prior period errors*	(184)	-	-	-	-	-	(184)
Restated balance as at April 1, 2020	(2,758)	9,960	1,120	(5,787)	-	4,979	7,514
Loss for the year*	(162)	-	-	-	-	-	(162)
Other comprehensive income/(loss)	-	-	-	917	(1)	(290)	680
Restated balance as at March 31, 2021	(2,920)	9,960	1,120	(4,816)	(1)	4,689	8,032

**	Other equity represents the aggregate amount of other equity of identified subsidiaries of Restricted Group as of the respective period and does not necessarily represent legal other equity for the purpose of the Restricted Group.

***	CCDs were issued to Azure Power India Private Limited, Azure Power Makemake Private Ltd and Haeron Power Singapore Pte Limited with coupon rate of 0% and convertible into equivalent number of equity shares.

*	Refer note 39 and 40 for restatement and reclassification respectively

#	Securities premium reserve includes INR 1,116 million on account of equity component of compulsorily convertible debenture.

Note:

Deficit in the statement of profit and loss are the losses of the Restricted Group incurred till date net of appropriations.

Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity.

For and on behalf of Restricted Group

Director	Director
Place:	Place:
Date:	Date:
Mauritius, 10 Nov 2023	Mauritius, 10 Nov 2023

Restricted Group - III
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

1.	General Information

Azure Power Energy Limited (“APEL” or “the Company”) was incorporated on June 15, 2017 as a public company limited by shares incorporated under laws of Mauritius. The Company is a wholly-owned subsidiary of Azure Power Global Limited (the “Parent”) and has its registered office at C/o. AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius. The Company and certain subsidiaries of Azure Power India Private Limited (APIPL), collectively “The Restricted Group Entities” and “Restricted Entity” individually (as listed below) carry out business activities relating to generation of electricity through non-conventional renewable energy sources engaged in the ownership, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government entities as well as other non-governmental energy distribution companies and commercial customers. APEL is duly registered as Foreign Portfolio Investor Entity with the Securities Exchange Board of India for investing in debt instruments in India on July 7, 2017.

During the year ended March 31, 2018, the Company had issued US$ Senior Notes to institutional investors and is listed on Singapore Exchange Securities Trading Limited (SGX-ST). APEL invested the proceeds, net of issue expenses in Non-Convertible Debentures (“NCDs”) and External commercial borrowings (“ECBs”) to replace existing Rupee and external debt of Restricted Group entities. Restricted entities are directly or indirectly under common control of the parent. APEL and restricted entities have been considered as “Restricted Group” for the purpose of financial reporting.

During the current year, the Company has issued Solar Green bonds (the “Bond”) of US $414 Million, at coupon of 3.575% maturing in 2026. The proceeds from this bonds were used to repay the existing 5.50% US$ 500 Million Solar Green Bond issued in 2017. The Bond has a tenor of 5 years with amortisation and waterfall structures and is a leverage-positive transaction for the Group

The Restricted Group entities which are under the common control of the Parent company comprises the following entities:

Entities	Principal Activity	Country of Incorporation	% Held by Parent
			March 31, 2022	March 31, 2021
Azure Power Energy Limited	Bond issuance	Mauritius	100%	100%
Azure Power (Punjab) Private Limited	Generation of Solar power	India	100%	100%
Azure Power (Haryana) Private Limited	Generation of Solar power	India	99.17%	99.17%
Azure Urja Private Limited	Generation of Solar power	India	100%	100%
Azure Surya Private Limited	Generation of Solar power	India	100%	100%
Azure Power (Karnataka) Private Limited	Generation of Solar power	India	100%	100%
Azure Photovoltaic Private Limited	Generation of Solar power	India	100%	100%
Azure Power Infrastructure Private Limited	Generation of Solar power	India	100%	100%
Azure Power (Raj.) Private Limited	Generation of Solar power	India	100%	100%
Azure Green Tech Private Limited	Generation of Solar power	India	100%	100%

Restricted Group - III
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Entities	Principal Activity	Country of Incorporation	% Held by Parent
			March 31, 2022	March 31, 2021
Azure Renewable Energy Private Limited*	Generation of Solar power	India	0%	100%
Azure Clean Energy Private Limited	Generation of Solar power	India	100%	100%
Azure Sunrise Private Limited	Generation of Solar power	India	100%	100%
Azure Sunshine Private Limited	Generation of Solar power	India	100%	100%
Azure Power Eris Private Limited	Generation of Solar power	India	100%	100%
Azure Power Mars Private Limited	Generation of Solar power	India	100%	100%
Azure Power Pluto Private Limited	Generation of Solar power	India	100%	100%
Azure Power Thirty Seven Private Limited	Generation of Solar power	India	99.84%	99.84%

*	During the current year the Azure Power India Private Limited has transferred shareholding in 10 MW roooftop to Buyer as part of disposal of investment in rooftop portfolio.

2.	Purpose of the special purpose combined financial statements

These are special purpose combined financial statements, which have been prepared for the purpose of complying with financial reporting requirements under the indenture governing the US$ Senior Notes. This special purpose combined financial statements presented herein reflect the Restricted Group’s results of operations, assets and liabilities and cash flows for the year presented. The basis of preparation and significant accounting policies used in preparation of these special purpose combined financial statements are set out in note 3 and 4 below.

3.	Basis of preparation

The indenture governing the US$ Senior Notes requires Restricted Group to prepare Ind AS combined financial statements of the Restricted Group for the purpose of submission to the bond holders. The Ind AS combined financial statements of the Restricted Group have been prepared in accordance with recognition and measurement principles laid down by the Indian Accounting Standards (Ind AS) (except Ind AS – 33 on Earnings Per Share) prescribed under section 133 of the Companies Act, 2013, read with rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and subsequent amendments thereto and other accounting principles generally accepted in India and the guidance note on Combined and Carve-out Financial Statements issued by the Institute of Chartered Accountants of India (ICAI).

Management of the Company has prepared the Special Purpose Combined Financial Statements, which comprise the Combined Balance Sheet as at March 31, 2022, the Combined Statement of Profit and Loss including other comprehensive income, Combined Statement of Cash Flows and Combined Statement of Changes in Equity for the year ended March 31, 2022, a summary of the significant accounting policies and other explanatory information.

The items in the special purpose combined financial statements have been classified considering the principles under Ind AS 1, Presentation of Financial Statements.

Restricted Group - III
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

The Ind AS combined financial statements have been prepared on the accrual and going concern basis and the historical cost convention, except for the following assets and liabilities which have been measured at fair value or revalued amount;

➢	Derivative financial instruments

➢	Certain financial assets and liabilities measured at fair value (refer accounting policy regarding financial instruments)

As per the Guidance Note on Combined and Carve Out Financial Statements, the procedure for preparing combined financial statements of the combining entities is the same as that for consolidated financial statements as per the applicable Indian Accounting Standards. Accordingly, when combined financial statements are prepared, intra-group transactions and profits or losses are eliminated. All the inter group transactions are undertaken on Arms Lengths basis. There is no allocation of expenses within the Restricted Group. The information presented in the combined financial statements of the Restricted group may not be representative of the position which may prevail after the transaction. The resulting financial position may not be that which might have existed if the combining businesses had been a stand-alone business.

The non-controlling interest held by outsiders amount to INR 3 million and INR 3 million as of March 2021 and March 2020 respectively. Share capital and reserves disclosed in the combined financial statements is not the legal capital and reserves of the Restricted Group and is the aggregation of the share capital and reserves of the individual combining entities. Income taxes are arrived at by aggregation of the tax expenses actually incurred by the combining businesses, after considering the tax effects of any adjustments which is in accordance with the Guidance Note on Combined and Carve-Out Financial Statements issued by the ICAI.

Accordingly, the procedures followed for the preparation of the combined financial statements:

(a)	Combined like items of assets, liabilities, equity, income, expenses and cash flows of the combining entities.

(b)	Eliminated in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the Restricted Group (profits or losses resulting from intragroup transactions that are recognised in assets, such as fixed assets, are eliminated in full).

These Ind AS combined financial statements may not be necessarily indicative of the financial performance, financial position and cash flows of the Restricted Group that would have occurred if it had operated as a separate stand-alone Group of entities during the year presented or the Restricted Group’s future performance.

The special purpose combined financial statements include the operation of entities in the Restricted Group, as if they had been managed together for the year presented.

Transactions that have taken place with the Unrestricted Group (i.e. other entities which are a part of the Group1 and not included in the Restricted Group of entities) have been disclosed in accordance of Ind AS 24, Related Party Disclosures.

The preparation of financial information in conformity with Ind AS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Restricted Group’s accounting policies.

4.	Summary of significant accounting policies

a)	Current versus non-current classification

The Restricted Group presents assets and liabilities in the balance sheet based on current/non-current classification.

An asset is treated as current when it is:

➢	Expected to be realised or intended to sold or consumed in normal operating cycle

➢	Held primarily for the purpose of trading

➢	Expected to be realised within twelve months after the reporting period, or

➢	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

[1]	Group means parent and its subsidiaries

Restricted Group - III
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

All other assets are classified as non-current.

A liability is treated as current when it is:

➢	Expected to be settled in normal operating cycle

➢	Held primarily for the purpose of trading

➢	Due to be settled within twelve months after the reporting period, or

➢	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

All other liabilities are classified as non-current.

Deferred tax assets/liabilities are classified as non-current assets/liabilities.

The operating cycle is the time between the acquisition of assets for processing and their realisation/settlement in cash and cash equivalents. The companies have identified twelve months as their operating cycle for classification of their current assets and liabilities.

b)	Property, Plant and equipment

Capital work-in-progress, property, plant and equipment (PPE) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Restricted Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to note 13.1 and 38 regarding significant accounting judgements, estimates and assumptions and provisions for further information about the recorded decommissioning provision.

Derecognition

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit and loss when the asset is derecognised. The Restricted Group considers the cost of the replacement as the cost of the replaced part, when it was acquired or constructed, in case it is not practicable to determine the separate cost of the component of asset. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

c)	Depreciation

Based on legal opinion obtained, management is of the view that application of CERC and/or SERC rates for the purpose of accounting of depreciation expense is not mandatory. Hence, Restricted Group is depreciating the assets based on technical assessment made by technical expert and management estimate.

Depreciation on property plant and equipment is calculated on a straight-line basis using the rates arrived at based on the useful lives estimated by the management. Considering the applicability of Schedule II of the Companies Act, 2013, the management has re-estimated useful lives and residual value of all of its property plant and equipment.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

The management believes that depreciation rates currently used fairly reflects its estimate of the useful lives and residual value of the Property plant and equipment, though these rates in following cases are different from lives prescribed under Schedule II of the Companies Act, 2013 based upon the nature of asset, the operating condition of the asset, the estimated usage of the asset, past history of replacement and anticipated technological changes.

Category	Life as per Schedule II	Life considered
Furniture and fittings	10 years	5 years
Buildings	30 years	35 years
Vehicles	8/10 years	5 years
Office equipment	5 years	1-5 years

The identified components are depreciated over their useful lives; the remaining asset is depreciated over the life of the principal asset.

Assets individually costing less than INR 5,000 are fully depreciated in the year of acquisition.

The assets’ residual values of not more than 10% of the original cost of the asset and useful lives are reviewed at each financial year end or whenever there are indicators for impairment and adjusted prospectively.

d)	Capital work in progress (“CWIP”)

Capital work-in-progress includes cost of items of property, plant and equipment that are not ready for use at the balance sheet date.

e)	Leases

The Restricted Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Where the respective companies under the Restricted Group are lessees

The Restricted Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Restricted Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)	Right of use assets

The Restricted Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term.

If ownership of the leased asset transfers to the Restricted Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section Impairment of non-financial assets.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

ii)	Lease Liabilities

At the commencement date of the lease, the Restricted Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Restricted Group and payments of penalties for terminating the lease, if the lease term reflects the Restricted Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Restricted Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii)	Short term leases and leases of low-value assets

The Restricted Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

f)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period they occur. Borrowing cost includes interest and amortization of ancillary cost incurred in connection with the arrangement of borrowings and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the borrowing cost.

Hedging cost paid relates to borrowing of the group accordingly has been considered as part of finance cost

g)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Restricted Group commits to purchase or sell the asset.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

➢	Debt instruments at amortised cost

➢	Debt instruments at fair value through other comprehensive income (FVTOCI)

➢	Debt instruments, derivatives and equity instruments at fair value through Profit & Loss (FVTPL)

Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the statement of profit and loss. The losses arising from impairment are recognised in the statement of profit and loss. The category applies to the Restricted Group’s trade receivables, unbilled revenue, other bank balances, security deposits etc.

Debt instrument at fair value through other comprehensive income (FVTOCI)

A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in the other comprehensive income (OCI). However, the Restricted Group recognizes interest income, impairment losses and reversals in the statement of profit and loss and in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified from the equity to statement of profit and loss. Interest earned whilst holding FVTOCI debt instrument is reported as interest income using the EIR method.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Debt instrument at fair value through profit and loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL.

In addition, the Restricted Group may elect to designate a debt instrument, which otherwise meets amortized cost or FVTOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’).

Debt instrument included within FVTPL category are measured at fair value with all changes recognized in the statement of profit and loss.

Derecognition:

A financial asset (or, where applicable, a part of a financial asset) is primarily derecognised (i.e. removed from the Restricted Group’s balance sheet) when:

a)	The contractual rights to receive cash flows from the asset have expired, or

b)	The Restricted Group has transferred its contractual rights to receive cash flows from the financial asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Restricted Group has transferred substantially all the risks and rewards of the asset, or (b) the Restricted Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Restricted Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Restricted Group continues to recognize the asset to the extent of the Restricted Group’s continuing involvement in the asset. In that case, the Restricted Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Restricted Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Restricted Group could be required to repay.

Impairment of financial assets

In accordance with Ind AS 109, the Restricted Group applies expected credit loss (ECL) model for measurement and recognition of impairment loss on the following financial assets and credit risk exposure:

➢	Financial assets that are debt instruments, and are measured at amortised cost e.g. deposits, trade receivables and bank balances

➢	Financial asset that are debt instruments and are measured as at FVTOCI

➢	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

The Restricted Group follows ‘simplified approach’ for recognition of impairment loss allowance for trade receivables.

The application of simplified approach does not require the Restricted Group to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

For recognition of impairment loss on other financial assets and risk exposure, the Restricted Group determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in the subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognising impairment loss allowance based on a 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events on a financial instrument that is possible within 12 months after the reporting date.

ECL is the difference between all contractual cash flows that are due to the Restricted Group in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the original EIR. When estimating the cash flows, an entity is required to consider:

➢	All contractual terms of the financial instrument (including prepayment, extension, call and similar options) over the expected life of the financial instrument. However, in rare cases when the expected life of the financial instrument cannot be estimated reliably, then the entity is required to use the remaining contractual term of the financial instrument

➢	Cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms

As a practical expedient, the Restricted Group uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

ECL impairment loss allowance (or reversal) is recognized during the period as expense/ income in the statement of profit and loss. This amount is reflected under the head ‘other expenses’ in the statement of profit and loss. The balance sheet presentation for financial instruments is described below:

For financial assets measured at amortised cost: ECL is presented as an allowance i.e. as an integral part of the measurement of those assets in the balance sheet. The allowance reduces the net carrying amount. Until the asset meets write off criteria, the Restricted Group does not reduce impairment allowance from the gross carrying amount.

For assessing increase in credit risk and impairment loss, the Restricted Group combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of the directly attributable transaction costs.

The Restricted Group’s financial liabilities include trade and other payables, loans and borrowings, including bank overdraft and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Restricted Group that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit and loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to statement of profit and loss. However, the Restricted Group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit and loss.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in statement of profit and loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit and loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Reclassification of financial assets and financial liabilities

The Restricted Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are equity instruments and financial liabilities. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be infrequent. The Restricted Group senior management determines change in the business model as a result of external or internal changes which are significant to the Restricted Group’s operation. Such changes are evident to external parties. A change in the business model occurs when the Restricted Group either or ceases to perform an activity that is significant to its operations. If the Restricted Group reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediate next reporting period following the change in the business model. The Restricted Group does not restate any previously recognized gains, losses (including impairment gains or losses) or interest.

The following table shows various reclassifications and how they are accounted for:

Original classification	Revised classification	Accounting treatment
Amortised cost	FVTPL	Fair value is measured at reclassification date. Difference between previous amortized cost and fair value is recognised in statement of profit and loss.
FVTPL	Amortised Cost	Fair value at reclassification date becomes its new gross carrying amount. EIR is calculated based on the new gross carrying amount.
Amortised cost	FVTOCI	Fair value is measured at reclassification date. Difference between previous amortised cost and fair value is recognised in OCI. No change in EIR due to reclassification.
FVTOCI	Amortised cost	Fair value at reclassification date becomes its new amortised cost carrying amount. However, cumulative gain or loss in OCI is adjusted against fair value. Consequently, the asset is measured as if it had always been measured at amortised cost.
FVTPL	FVTOCI	Fair value at reclassification date becomes its new carrying amount. No other adjustment is required.
FVTOCI	FVTPL	Assets continue to be measured at fair value. Cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss the reclassification date.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

Compulsory Convertible Debentures

Convertible debentures are separated into liability and equity components, where applicable based on the terms of the contract.

On issuance of the convertible debenture, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity since conversion option meets Ind AS 32 criteria for fixed to fixed classification. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Transaction costs are apportioned between the liability and equity components of the convertible preference shares, where applicable based on the allocation of proceeds to the liability and equity components when the instruments are initially recognised.

h)	Derivative financial instruments and hedge accounting

In the normal course of business, the Restricted Group uses derivative instruments for the purpose of mitigating the exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with changes in foreign currency exchange rates, and not for speculative trading purposes. These derivative contracts are purchased within the Restricted Group’s policy and are with counterparties that are highly rated financial institutions. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to statement of profit and loss except for effective portion of cash flow hedges.

At the inception of a hedge relationship, the Restricted Group formally designates and documents the hedge relationship to which the Restricted Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes the Restricted Group’s risk management objective and strategy for undertaking hedge, the hedging/economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Restricted Group evaluates hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on an ongoing basis. The ineffective portion of cash flow hedge is recorded as expense in statement of profit and loss. The cost of effective portion of cash flow hedges is expensed over the period of the hedge contract.

Undesignated contracts

Changes in fair value of undesignated derivative contracts are reported directly in statement of profit and loss along with the corresponding transaction gains and losses on the items being economically hedged. The Restricted Group enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Restricted Group’s U.S. dollar denominated borrowings. The Restricted Group has not designated the derivative contracts as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in foreign exchange gains (losses), net in the statements of profit and loss. These derivatives are not held for speculative or trading purposes.

The Restricted Group does not have any net investment in a foreign operation.

i)	Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Restricted Group expects to be entitled in exchange for those goods or services. The Restricted Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the goods or services before transferring them to the customer.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Application of interpretation for Service Concession Arrangements (SCA)

The Management has assessed applicability of Appendix C of Indian Accounting Standards 115: Service Concession Arrangements for the power purchase agreement which the Restricted Group has entered into. In assessing the applicability of SCA, the management has exercised significant judgement in relation to the underlying ownership of the assets, the attached risks and rewards of ownership, residual interest and the fact that secondary lease periods are not at nominal lease rentals etc. in concluding that the arrangements don’t meet the criteria for recognition as service concession arrangements.

Sale of power

Revenue from sale of power is recognized when persuasive evidence of an arrangement exists, the fee is fixed or is determinable, solar energy kilowatts are supplied and collectability is reasonably assured. Revenue is based on the solar energy kilowatts actually supplied to customers (including the solar energy kilowatts supplied and not billed on reporting date) multiplied by the rate per kilo-watt hour agreed to in the respective PPAs. The solar energy kilowatts supplied by the Restricted Group are validated by the customer prior to billing and recognition of revenue.

The Restricted Group entities considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of power, the Group considers the effects of variable consideration and consideration payable to the customer (if any).

Further, revenue from the recovery of Safe-guard duties and Goods and Service Tax under the change in law provision are recognized over the PPA period based on terms agreed with customers or unless agreed otherwise.

Viability Gap Funding (VGF)

The Restricted Group records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

Interest income

For all debt instruments measured either at amortized cost or at fair value through other comprehensive income, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or to the amortised cost of the financial liability. When calculating the effective interest rate, the Restricted Group estimates the expected cash flows by considering all the contractual terms of the financial instrument but does not consider the expected credit losses. Interest income is included in other income in the statement of profit or loss.

Income from carbon credit emission

Revenue from the sale of carbon credit emissions are recognized at the time of transfer of carbon credits to the customers, at consideration agreed under the sale agreements.

Rebates

In some Power Purchase Agreements (PPAs), the Restricted Group provide rebates on invoice if payment is made before the due date. Rebates are offset against consideration payable by the customers. To estimate the variable consideration for the expected future rebate, the Group applies the most likely method.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Contract assets

A contract asset is initially recognised for revenue earned for its right to consideration in exchange for goods or services transferred to the customer. If the entities forming part of Restricted Group perform by transferring goods or services to a customer before the customer pays consideration or before acceptance by the customer, a contract asset is recognised for the earned consideration that is conditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the entities forming part of Restricted Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the entities forming part of Restricted Group transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the entities forming part of Restricted Group performs under the contract.

Trade receivables

A receivable represents the right of entities forming part of Restricted Group to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section (g) Financial instruments – initial recognition and subsequent measurement

j)	Government grants

Government grants are recognised at the fair value where there is a reasonable assurance that the grant will be received and the Restricted Group will comply all with all attached conditions.

Government grant relating to income are deferred and recognised in the statement of profit and loss over the period necessary to match them with the cost that they are intended to compensate and presented within other income.

Government grant relating to purchase of property, plant and equipment are included in non-current liabilities as deferred government grant and are credited to statement of profit and loss on a straight-line basis over the expected lives of the related assets and presented within other income.

k)	Foreign currencies

The functional currency of APEL is the United States Dollar (“US$”) and presentation currency for special purpose combined financial statement of Restricted Group is Indian rupees (“INR”). The Restricted Group entities with operations in India use INR as the functional currency. The financial statements of APEL are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rates for equity transactions and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of other equity.

Functional currency is the currency of the primary economic environment in which a respective entity under Restricted Group operates and is normally the currency in which the respective entity under the Restricted Group primarily generates and expends cash.

Transactions in foreign currencies are initially recorded by the Restricted Entities at the functional currency spot rates at the date the transaction first qualifies for recognition

Conversion

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Exchange differences

Exchange differences arising on settlement or translation of monetary items are recognized in the statement of profit and loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or statement of profit and loss are also recognized in other comprehensive income or statement of profit and loss, respectively).

l)	Retirement and other employee benefits

Retirement benefit in the form of provident fund is a defined contribution scheme. The Restricted Group has no obligation, other than the contribution payable to the provident fund. The Restricted Group recognizes contribution payable to the provident fund scheme as an expense, when an employee renders the related service. If the contribution payable to the scheme for service received before the balance sheet date exceeds the contribution already paid, the deficit payable to the scheme is recognized as a liability after deducting the contribution already paid. If the contribution already paid exceeds the contribution due for services received before the balance sheet date, then excess is recognized as an asset to the extent that the pre-payment will lead to, for example, a reduction in future payment or a cash refund.

Retirement benefit in the form of gratuity is a defined benefit scheme. The costs of providing benefits under the scheme are determined on the basis of actuarial valuation at each year-end using the projected unit credit method. The actuarial valuation is carried out for the plan using the projected unit credit method.

The Restricted Group presents the leave as a current liability in the balance sheet, to the extent it does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where Restricted Group has the unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability. The Restricted Group measures the expected cost of such absences as the additional amount that it expects to pay as a result of the unused entitlement that has accumulated at the reporting date.

The Restricted Group recognizes termination benefit as a liability and an expense when the Restricted Group has a present obligation as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the termination benefits fall due more than 12 months after the balance sheet date, they are measured at present value of future cash flows using the discount rate determined by reference to market yields at the balance sheet date on government bonds.

The interest is calculated by applying the discount rate to the net defined benefit liability. The Restricted Group recognizes the following changes in the net defined benefit obligation as an expense in the statement of profit and loss:

➢	Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

➢	Interest expense.

m)	Income taxes

Tax expense represents the sum of current tax and deferred tax of Restricted Group entities.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities by each entity in Restricted Group. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Current tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Restricted Group shall reflect the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment.

Deferred Tax

Deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, on carry forward of unused tax credits and unused tax loss, subject to exceptions as below:

➢	deferred income tax is not recognised on the initial recognition (including MAT) of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

➢	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates applicable on Restricted Group that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The carrying amount of deferred tax assets (including MAT credit available) of Restricted Group is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities of respective entities under Restricted Group are offset when they relate to income taxes levied by the same taxation authority and the entities intend to settle their current tax assets and liabilities on a net basis.

In the situations where one or more entities in the Restricted Group are entitled to a tax holiday under the Income-tax Act, 1961 enacted in India or tax laws prevailing in the respective tax jurisdictions where they operate, no deferred tax (asset or liability) is recognized in respect of temporary differences which reverse during the tax holiday period, to the extent the concerned entity’s gross total income is subject to the deduction during the tax holiday period. Deferred tax in respect of temporary differences which reverse after the tax holiday period is recognized in the year in which the temporary differences originate. However, the group restricts recognition of deferred tax assets to the extent it is probable that sufficient future taxable income will be available against which such deferred tax assets can be realized. For recognition of deferred taxes, the temporary differences which originate first are considered to reverse first.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Current and deferred tax is recognised in the statement of profit and loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Minimum Alternate Tax

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset if there is convincing evidence that the entities forming part of the Restricted Group will pay normal income tax. Accordingly, MAT is recognised as an asset in the balance sheet when it is probable that future economic benefit associated with it will flow to the entities forming part of the Restricted Group.

n) Segment reporting

An operating segment is a component of the Restricted Group entities’ that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other components, and for which discrete financial information is available. All operating segments’ operating results are regularly reviewed by the respective Restricted Group entities’ chief operating decision maker(s) to make decisions about resources to be allocated to the segments and assess their performance. The Parent’s chief executive officer is the chief operating decision maker.

The activities of Restricted Group entities mainly involve sale of electricity. Considering the nature of Restricted Group entities’ business and operations, there are no separate reportable operating segments in accordance with the requirements of Indian Accounting Standard 108, ‘Operating Segments’ referred in to Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016 and hence, there are no additional disclosures to be provided other than those already provided in the financial statements.

o) Provisions

General

Provisions are recognized when the Restricted Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Restricted Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Decommissioning liability

Upon the expiration of the lease agreement for solar power plants located on leasehold land, the Restricted Group is required to remove the solar power plant and restore the land. The Restricted Group records a provision for such decommissioning costs. Decommissioning costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognised as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognised in the statement of profit and loss as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

p) Impairment of non-financial assets

The Restricted Group, at each reporting date, assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Restricted Group estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Impairment loss is recognized when the carrying amount of an asset exceeds recoverable amount and the asset is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Restricted Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. To estimate cash flow projections beyond periods covered by the most recent budgets/forecasts, the Restricted Group extrapolates cash flow projections in the budget using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified. In any case, this growth rate does not exceed the long-term average growth rate for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used.

Impairment losses of continuing operations are recognised in the statement of profit and loss.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Restricted Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

q) Contingent assets/liabilities

Contingent assets are not recognised. However, when realisation of income is virtually certain, then the related asset is no longer a contingent asset, and is recognised as an asset.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Restricted Group or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. The Restricted Group does not recognize a contingent liability but discloses its existence in the financial statements.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

r) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

➢	In the principal market for the asset or liability, or

➢	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Restricted Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Restricted Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

➢	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities

➢	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

➢	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Restricted Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Restricted Group determines the policies and procedures for both recurring fair value measurement, such as derivative instruments and unquoted financial assets measured at fair value, and for non-recurring measurement, such as assets held for distribution in discontinued operations.

External valuers are involved for valuation of significant assets and liabilities, if any. At each reporting date, the Restricted Group analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Restricted Group’s accounting policies.

For the purpose of fair value disclosures, the Restricted Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

This note summarises accounting policy for fair value. Other fair value related disclosures are given in the notes 34 and 35.

s) Cash and cash equivalents

Cash and cash equivalents in the Balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the combined statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

Restricted Group - III

Notes to special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

t) Events occurring after the balance sheet date

Impact of events occurring after the balance sheet date that provide additional information materially effecting the determination of the amounts relating to conditions existing at the balance sheet date are adjusted to respective assets and liabilities.

The Restricted Group does not adjust the amounts recognised in its interim combined financial statements to reflect non-adjusting events after the reporting period.

The Restricted Group makes disclosures in the interim combined financial statements in cases of significant events.

u) Material prior period errors

Material prior period errors are corrected retrospectively by restating the comparative amounts for the prior periods presented in which the error occurred. If the error occurred before the earliest period presented, the opening balances of assets, liabilities and equity for the earliest period presented, are restated.

v) Measurement of EBITDA

The Restricted Group has elected to present earnings before interest, tax, depreciation and amortisation (EBITDA) as a separate line item on the face of the statement of profit and loss. The Restricted Group measures EBITDA on the basis of profit/ (loss) from continuing operations. In its measurement, the Restricted Group does not include interest income, depreciation, amortisation expense, finance cost and tax expense.

w) Changes in accounting policy and disclosures – New and amended standards

i.	Other amendments

A number of minor amendments to existing standards also became effective on April 01, 2021 and have been adopted by the Restricted group. The adoption of these new accounting pronouncements did not have a significant impact on the accounting policies, method of computation or presentation applied by the Restricted Group.

ii.	Standards issued but not yet effective

The Restricted Group is currently evaluating the impact of the new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Restricted Group’s financial statements and does not expect to have significant impact on the Restricted Group’s financial statements. The Restricted Group has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective. Refer the note “Standards notified but not yet effective” in Notes to Financial Statements.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

5. Property, plant and equipment

	Freehold land	Plant and machinery	Furniture and Fixtures	Vehicles	Office equipment	Building	Computer	Total	Capital work in progress
Gross carrying amount
At April 1, 2020	1,204	37,174	-	-	1	2,581	2	40,962	12
Additions	8	122	-	2	1	17	1	151	87
Disposals/ Adjustments	(4)	(16)	-	-	-	-	-	(20)	(65)
At March 31, 2021	1,208	37,280	-	2	2	2,598	3	41,093	34
Additions	1	79	-	-	-	31	1	112	32
Disposals/ Adjustments	(25)	(131)	-	-	-	-	-	(156)	(63)
At March 31, 2022	1,184	37,228	-	2	2	2,629	4	41,049	3

Accumulated Depreciation/ Amortisation
At April 1, 2020	-	7,927	-	-	1	390	1	8,319	-
Charge for the year	-	2,182	-	-	-	105	-	2,287	-
Disposals/ Adjustments	-	(4)	-	-	-	-	-	(4)	-
At March 31, 2021	-	10,105	-	-	1	495	1	10,602	-
Charge for the year	-	932	-	-	-	72	1	1,005	-
Disposals/ Adjustments	-	(40)	-	-	-	-	-	(40)	-
At March 31, 2022	-	10,997	-	-	1	567	2	11,567	-
Net Block
At March 31, 2021	1,208	27,175	-	2	1	2,103	2	30,491	34
At March 31, 2022	1,184	26,231	-	2	1	2,062	2	29,482	3

(i)	Property, plant and equipment are pledged as collateral against borrowing, the details related to which is described in Note 12 on borrowings.

(ii)	Refer note 39 and 40 for restatement and reclassification respectively

(iii)	On transition to Ind AS, the Group has elected to continue with the carrying value of all of its property, plant and equipment recognized as at 1 April 2015 measured as per the Indian GAAP and use that carrying value as the deemed cost of the property, plant and equipment.

Capital work in progress (CWIP) Ageing Schedule

	Amount in CWIP for a period of
As at March 31, 2022	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	3	-	-	-	3
Total	3	-	-	-	3

	Amount in CWIP for a period of
As at March 31, 2021	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	34	-	-	-	34
Total	34	-	-	-	34

As at March 31, 2022 and March 31, 2021, there are no CWIP whose completion is overdue or has exceeded its cost compared to original plan.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at	As at
Particulars	March 31, 2022	March 31, 2021

6. Non-current financial assets
(Carried at amortised cost, unless stated otherwise)

6.1 Non-current investments

Investment in equity shares of fellow subsidiary*	-	-
Investment in Non convertible debenture of fellow subsidiaries	-	384
Total	-	384

*	During the year ended March 31, 2020, one of the entity of the Restricted Group, namely Azure Power Energy Limited, acquired a share of fellow subsidiary of Azure Power Group namely, Azure Power India Private Limited for INR 0.006 million. The carrying value of the investment as at March 31, 2021 was INR 0.006 million (Previous year INR 0.006 million).

6.2 Trade receivables

Trade receivables (refer note 28 and 44)	720	-
Total	720	-

Break-up for trade receivables
Undisputed trade receivables, considered good	720	-
Undisputed trade receivables, credit impaired	4	-
Total	724	-

Impairment allowance for trade receivables (refer note 35)
Undisputed trade receivables, credit impaired	(4)	-
Total	720	-

Trade receivables ageing schedule

			Outstanding for following periods from due date of payment
As at March 31, 2022	Unbilled receivables*	Not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	55	665	-	-	-	-	-	720
Undisputed Trade receivable – credit impaired	-	4	-	-	-	-	-	4
	55	669	-	-	-	-	-	724

*	Unbilled receivables represents receivables where the goods and/or services have been provided to the customer for which the Company has unconditional right to consideration. However, the Company is yet to raise invoices to the customer.

**	Not due represent receivables which aren’t due as per credit terms agreed with the customer.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

6.3 Loans
(Unsecured, considered good)

Carried at amortised cost
Performance bank guarantee receivable	8	7
Loans to related party
Loans to holding company # (refer note 26)	5,896	5,770
Loans to fellow subsidiary companies ## (refer note 26)	41	112
Total	5,945	5,889

#	During September 2017, one of Restricted Group entity had given loan to holding company which carries interest rate of 10.60% per annum for 5 years. The same has been repaid during the current year. Further during the year ended March 31, 2022, some of the Restricted Group entities have renewed/granted the loans to Holding Company for long term and has classified the same accordingly. The loans are repayable over the period of 3 years.

##	During the year ended March 31, 2021, some of the Restricted Group entities have renewed the loan given to fellow Subsidiary Companies. The loans carries interest rate of 10.60% per annum.

6.4 Other financial assets

Carried at amortised cost
Term deposits*	27	11
Security deposits	13	5
Interest accrued on term deposits	-	2
Interest accrued on loans and advances to holding company (refer note 26)	343	94
Interest accrued on loans and advances to fellow subsidiary (refer note 26)	22	56
Derivative instruments at fair value through OCI
Derivative assets ### (refer note 12.1)	-	4,997
Total	405	5,165

###	This relates to US$ Senior Notes.

Azure Power (Haryana) Private Limited
*Axis Bank
Balance of INR 0.18 million as at March 31, 2022 (March 31, 2021: INR 0.16 million).	Represents the amount of fixed deposit for bank guarantee issued to statutory authorities

Azure Surya Private Limited
*Yes Bank
Balance of INR Nil million as at March 31, 2022 (March 31,	Represents an amount to be used for treating as Interest-Service. Reserve account for its working capital demand loan.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Azure Power (Karnataka) Private Limited
*Axis Bank
Balance of INR Nil million as at March 31, 2022 (March 31, 2021: INR 2 million)	Represents an amount to be used for treating as Interest-Service Reserve account for its working capital demand loan.

Azure Power Infrastructure Private Limited
*Yes Bank
Balance of INR nil million as at March 31, 2022 (March 31, 2021:	Represents an amount to be used for treating as Interest-Service. Reserve account for its working capital demand loan.

Balance of INR 1 million as at March 31, 2022 (March 31, 2021:	Represents an amount of third party margin.

Azure Power Eris Private Limited
*CBI Bank
Balance of INR 0.6 million as at March 31, 2022 (March 31,	Represents fixed deposit for bank guarantee issued to statutory authorities.

Azure Power Pluto Private Limited
*CBI Bank
Balance of INR 0.1 million as at March 31, 2022 (March 31,	Represents fixed deposit for bank guarantee issued to statutory authorities.

	As at	As at
Particulars	March 31, 2022	March 31, 2021

7. Income tax assets (net)

Advance income-tax (net of provision for tax of INR Nil (March 31, 2021 INR 12 million))	176	165
Total	176	165
8. Other non-current assets
(Unsecured, considered good)

Capital advances to related parties (refer note 26)	14	21
Capital advances to others	13	6
Prepaid performance bank guarantee	78	82
Contract assets	418	231
Balance with statutory / government authorities	-	1
Total	523	341

9. Current financial assets
(Carried at amortised cost, unless stated otherwise)

9.1 Trade receivables

Trade receivables (refer note 28 and 44)	2,901	2,952
Total	2,901	2,952

Break-up for trade receivables
Undisputed trade receivables, considered good	2,702	1,664
Disputed trade receivables, considered good	199	1,285
Undisputed trade receivables, credit impaired	94	207
Disputed trade receivables, credit impaired	24	180
Total	3,019	3,336

Impairment allowance for trade receivables (refer note 35)
Undisputed trade receivables, credit impaired	(94)	(207)
Disputed trade receivables, credit impaired	(24)	(180)
Total	2,901	2,949

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Trade receivables ageing schedule

		Current	Outstanding for following periods from due date of payment
As at March 31, 2022	Unbilled receivables*	but not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	570	1,256	199	127	194	191	165	2,702
Undisputed Trade receivable – credit impaired	3	7	5	4	30	24	21	94
Disputed Trade receivables - considered good	-	-	-	-	-	-	199	199
Disputed Trade receivables – credit impaired	-	-	-	-	-	-	24	24
	573	1,263	204	131	224	215	409	3,019

		Current	Outstanding for following periods from due date of payment
As at March 31, 2021	Unbilled receivables*	but not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	521	526	176	100	190	151	-	1,664
Undisputed Trade receivable – credit impaired	1	19	-	23	-	31	133	207
Disputed Trade receivables - considered good	104	86	256	203	238	305	93	1,285
Disputed Trade receivables – credit impaired	-	-	-	-	-	123	57	180
	626	631	432	326	428	610	283	3,336

Trade receivables are non-interest bearing and are generally on terms of 30 to 45 days.

*	Unbilled receivables represents receivables where the goods and/or services have been provided to the customer for which the Company has unconditional right to consideration. However, the Company is yet to raise invoices to the customer.

**	Current but not due represent receivables which aren’t due as per credit terms agreed with the customer.

Restricted Group - III

Notes to Special Purpose Combined Financial Statements

(All amount in INR millions, unless otherwise stated)

9.2 Cash and cash equivalents

Balances with banks:
- On current accounts	284	111
- Deposits with original maturity of less than 3 months	6	1,831
Total	290	1,942

There are no repatriation restriction with cash and cash equivalents as at the end of reporting period and prior period.

9.3 Other bank balances

- Deposits with original maturity for more than 3 months but remaining maturity for less than 12 months	1,296	1,225
- Deposits held as margin money with maturity less than 12 months	-	286
Total	1,296	1,511

9.4 Loans

(Unsecured, considered good)
Loans to holding company (refer note 26)	-	5
Loans to fellow subsidiary companies (refer note 26)	795	793
Loans to others*	130	-
Total	925	798

*	Amount recoverable in pursuant to disposal of Rooftop entities.

9.5 Other financial assets

Carried at amortised cost
Interest accrued on term deposits	2	74
Interest accrued but not due on loans and advances to fellow subsidiary companies (refer note 26)	122	5
Interest accrued but not due from others	1	-
Receivable from fellow subsidiary (refer note 26)	7	7
Receivable from holding company* (refer note 26)	44	76
Total	176	162

*	Relates to advances/payments for reimbursement

10. Other current assets

Contract assets	8	-
Balance with statutory / government authorities	3	-
Prepaid assets - Others (refer note 30)	9	12
Prepaid performance bank guarantee	4	4
Advance to vendors
Unsecured, considered good	6	2
Unsecured, considered doubtful	8	8
(Less): Allowance for bad and doubtful advances	(8)	(8)
	6	2

Employee advances	1	1
Total	31	19

The space has been intentionally left blank

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

11.1 Share capital*

Issued, subscribed and fully paid-up share capital

(Aggregate of Restricted Group of entities):

	Number of shares	Amount
At April 01, 2020	1,12,54,112	113
Changes during the year	-	-
At March 31, 2021	1,12,54,112	113
Changes during the year	-	-
At March 31, 2022	1,12,54,112	113

*	Share capital represents the aggregate amount of the share capital of identified subsidiaries of the Restricted Group as at the respective period and does not necessarily represent legal share capital for the purpose of the Restricted Group.

a) Terms/rights attached to shares

The respective Restricted Group entities have only one class of equity shares, Indian entities having a par value of INR 10/- per share and Mauritius entity having a par value of USD 100/- per share. Each holder of equity shares is entitled to one vote per share. In the event of liquidation, the holders of equity shares will be entitled to receive remaining assets of the entity, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

The space has been intentionally left blank

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

11.2	Other equity**

For the year ended March 31, 2022:

	Reserves and surplus			Items of Other Comprehensive Income
Particulars	Deficit in the statement of profit and loss	Securities premium account	Equity component of Compulsorily Convertible Debentures***	Exchange differences on translating the financial statements of foreign entities	Defined benefit plans (Refer note 37)	Effective portion of cash flow hedges (Refer note 32)	Total equity
At April 01, 2021 (As previously reported)#	(2,702)	9,960	1,120	(4,816)	(1)	4,689	8,250
Adjustment relating to prior period errors***	(219)	-	-	-	-	-	(219)
Restated balance as at April 1, 2021	(2,921)	9,960	1,120	(4,816)	(1)	4,689	8,031
Profit for the year	1,515	-	-	-	-	-	1,515
Other comprehensive income/(loss)	-	-	-	3,719	-	(4,831)	(1,112)
At March 31, 2022	(1,406)	9,960	1,120	(1,097)	(1)	(142)	8,434

For the year ended March 31, 2021:

	Reserves and surplus			Items of Other Comprehensive Income
Particulars	Deficit in the statement of profit and loss	Securities premium account	Equity component of Compulsorily Convertible Debentures***	Exchange differences on translating the financial statements of foreign entities	Defined benefit plans (Refer note 37)	Effective portion of cash flow hedges (Refer note 32)	Total equity
At April 01, 2020 (As previously reported)#	(2,574)	9,960	1,120	(5,787)	-	4,979	7,698
Adjustment relating to prior period errors***	(184)	-	-	-	-	-	(184)
Restated balance as at April 1, 2020	(2,758)	9,960	1,120	(5,787)	-	4,979	7,514
Loss for the year***	(162)	-	-	-	-	-	(162)
Other comprehensive income/(loss)	-	-	-	971	(1)	(290)	680
Restated balance as at March 31, 2021	(2,920)	9,960	1,120	(4,816)	(1)	4,689	8,032

*	Other equity represents the aggregate amount of other equity of identified subsidiaries of Restricted Group as of the respective period and does not necessarily represent legal other equity for the purpose of the Restricted Group.

**	CCDs were issued to Azure Power India Private Limited, Azure Power Makemake Private Ltd and Haeron Power Singapore Pte Limited with coupon rate of 0% and convertible into equivalent number of equity shares.

***	Refer note 39 and 40 for restatement and reclassification respectively

#	Securities premium reserve includes INR 1,116 million on account of equity component of compulsorily convertible debenture.

Note:

Deficit in the statement of profit and loss are the losses of the Restricted Group incurred till date net of appropriations.

Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Particulars	As at March 31, 2022	As at March 31, 2021

12. Non-current financial liabilities

12.1 Non-current borrowings
At amortised cost
Term loans (secured)
(secured)
(a) Bond
-5.5% Senior Notes**	-	36,519
- 3.575% Senior Notes** (Refer note 15.1)	27,889	-

Loans from holding company (refer note 26) #	70	-
Total	27,959	36,519

#	The loans are repayable over the period of 3 years.

**	5.5% Senior Notes

During the year ended March 31, 2018, Azure Power Energy Limited (“APEL”) issued 5.5% Senior Notes (“5.5% Senior Notes” or “Green Bonds”) and raised INR 31,260 million net of discount of INR 9 million at 0.03% and issuance expense of INR 586 million. The discount on issuance of the Green Bonds and the issuance expenses was recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts was netted with the carrying value of the Green Bonds. The Green Bonds were listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.5% Senior Notes were payable on a semi-annual basis and the principal amount was payable in November 2022. The Company had guaranteed the principal and interest repayments to the investors; however, the guarantee had been cancelled during the financial year 2020-21 on May 7, 2020, upon the Company satisfying certain financial covenants, on the basis of the financial statements for the year ended March 31, 2019. During the current year in August 2021, these Senior Notes have been re-paid by the Company through refinancing of 3.575% Senior Notes, as detailed below

**	3.575% Senior Notes

During fiscal 2022, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 3.575% US$ denominated Senior Notes (“3.575% Senior Notes” or “Green Bonds”) and raised INR 30,285 million, net of issuance expense of INR 408 million. The issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of 5.5% Senior Notes. The interest is payable on semi-annual basis and principal is payable on a semi-annual instalment ranging from 3.4% to 3.8% and balance 67.4% on maturity in August 2026. As of March 31, 2022, the net carrying value of the Green Bonds was INR 29,884 million. The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares held by Azure Power Global Limited.

12.2 Other non-current financial liabilities

Other financial liabilities at amortised cost
Interest accrued but not due on borrowings from holding company (refer note 26)	4	-
Interest accrued but not due on borrowings from fellow subsidiaries (refer note 26)	-	7
Financial liabilities at fair value through OCI
Derivative Liability	131	-
Total	135	7

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

13. Provisions

13.1 Non-current

Provision for gratuity (refer note 37)	8	6
Provision for decommissioning liabilities*	115	121
Total	123	127

*	Provision has been recognized for decommissioning costs associated with solar power plants being constructed on leasehold lands. The respective entities under Restricted Group are under an obligation to decommission the plant at the expiry of the lease term before handing over the leasehold lands to the lessors.

Movement in provision for decommissioning liabilities
Opening balance	121	186
Accretion during the year	8	9
Impact of change in estimate during the year (refer note 38)	(14)	(74)
Closing balance	115	121

13.2 Current

Provision for compensated absences	5	4
Total	5	4

14. Other non-current liabilities

Contract Liability
Deferred Revenue on account of revenue straightlining	773	677
Deferred viability gap funding income	1,375	1,362
Total	2,148	2,039

15. Current financial liabilities

(Carried at amortised cost)

15.1 Current borrowings

From others:
Unsecured
Loans from holding company (refer note 26)	165	-
Current maturities of non-current borrowings (refer note 12.1)	1,995	-
Current maturities of non-current borrowings - Others*	-	295
Total	2,160	295

*	Foreign currency loan from bank

During the year ended March 31, 2019, the Restricted Group has entered into buyer’s credit facility amounting to US$4.02 million at six months LIBOR plus 0.8% for its solar power projects. The facility is repaid during the current year.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Particulars		As at March 31, 2022	As at March 31, 2021

15.2 Trade payables

Total outstanding dues of micro enterprises and small enterprises (refer note 29)		6	6
	(A)	6	9

Total outstanding dues of creditors other than micro enterprises and small enterprises #
- from related parties (refer note 26)		39	140
- from others		120	9
	(B)	159	149
	Total (A)+(B)	165	158

Trade payables Ageing Schedule

			Outstanding for following periods from due date of payment
As at March 31, 2022	Unbilled dues*	Not due trade payable**	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Total outstanding dues of micro enterprises and small enterprises	-	4	2	-	-	-	6
Total outstanding dues of creditors other than micro enterprises and small enterprises	81	12	66	-	-	-	159
	81	16	68	-	-	-	165

			Outstanding for following periods from due date of payment
As at March 31, 2021	Unbilled dues*	Not due trade payable**	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Total outstanding dues of micro enterprises and small enterprises	-	2	1	4	2	-	9
Total outstanding dues of creditors other than micro enterprises and small enterprises	121	3	20	3	1	1	149
	121	5	21	7	3	1	158

*	Unbilled dues represents payables where the goods and/or services have been received, however, Company is yet to receive invoices from the vendors.

**	Not due trade payable represent balances which are not due as per credit terms agreed with the vendor.

#

(a)	Trade payables are non-interest bearing and are normally settled upto 90 days terms.

(b)	For terms and conditions relating to related party payables, see note 26.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

15.3 Other financial liabilities

Other financial liabilities at amortised cost
Interest accrued but not due on borrowings	120	831
Interest accrued and not due on borrowings from holding company (refer note 26)	1	-
Contractually reimbursable expense to holding company (refer note 26)	5	18
Payable to fellow subsidiary companies (refer note 26)	6	20
Payable to others	3	-
Advance from customer	-	13
Payable to employees	2	2
Payable for purchase of capital goods to related parties (refer note 26)	2	38
Payable for purchase of capital goods to others	5	60
Total	144	982

16. Current tax liabilities (Net)

Provision for income tax (net of advance tax of INR 229 million (March 31, 2021 INR 123 million))	164	40
Total	164	40

17. Other current liabilities

Statutory dues	20	24
Deferred viability gap funding income	86	81
Total	106	105

The space has been intentionally left blank

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at March 31, 2022	As at March 31, 2021
18.1 Deferred tax liabilities (net)

Deferred tax liabilities	1,344	1,641
Total	1,344	1,641

18.2 Deferred tax assets

Deferred tax assets	139	152
Total	139	152

18.3 Reconciliation of deferred tax asset/(liabilities) (net)

	As at April 01, 2020*	Recognised in Profit & Loss	Recognised in Other comprehensive income	As at March 31, 2021*	Recognised in Profit & Loss	Recognised in Other comprehensive income	As at March 31, 2022
Deferred tax assets:
Deferred revenue	296	80	-	376	45	-	421
Provision for decommissioning liabilities	54	(19)	-	35	(2)	-	33
Unabsorbed depreciation and brought forward losses	402	(155)	-	247	(115)	-	132
Minimum alternate tax	31	15	-	46	52	-	98
Allowance for doubtful trade receivables	35	75	-	110	(75)	-	35
Trade receivables measured at amortised cost	-	-	-	-	50	-	50
Leases	-	-	-	-	4	-	4
Provision for employee benefits	2	2	(1)	3	1	-	4
Performance bank guarantee	1	1	-	2	-	-	2
Gross deferred tax assets (A)	821	(1)	(1)	819	(40)	-	779

Deferred tax liability:
Difference between tax base and book base of property, plant and equipment	1,289	173	-	1,462	541	-	2,003
Leases	58	(42)	-	16	(16)	-	-
Amortisation of extension charges	2	-	-	2	-	-	2
EIR impact	-	-	-	-	3	-	3
Gross deferred tax liability (B)	1,349	131	-	1,480	528	-	2,008

Deferred Tax asset/(liability) (Net) (A - B)	(528)	(132)	(1)	(661)	(568)	-	(1,229)

Cash flow hedge	(881)	53	-	(828)	852	-	24
Deferred tax asset/(liability) (net) after OCI	(1,409)	(79)	(1)	(1,489)	284	-	(1,205)

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

The Restricted Group follows Indian Accounting Standard (Ind AS-12) “Income Taxes”, notified by the Companies (Accounts) Rules, 2015. For the entities under Restricted Group that are eligible for Tax holiday benefits under Section 80-IA of the Income Tax Act, deferred tax asset has not been created on brought forward losses at the year-end, since it is not reasonably certain whether these entities would be able to realise such losses outside the tax holiday period.

Azure Power Energy Limited is incorporated in Mauritius having applicable income tax rate of 15%. However, the restricted group’s significant operations are based in India and are taxable as per Indian Income Tax Act, 1961. For effective tax reconciliation purposes, the applicable tax rate in India has been considered.

Reconciliation of tax expense and the accounting profit multiplied by India’s domestic tax rate:

		For the year ended March 31, 2022	For the year ended March 31, 2021
Accounting loss before income tax		2,668	401
India’s statutory income tax rate		29.12%	29.12%
Tax at applicable tax rate	(A)	777	117

Adjustments:
Permanent difference disallowed under Income Tax Act		79	9
Disallowance as per section 94B of Income Tax Act, 1961 not considered for deferred tax purpose		306	513
Deduction during tax holiday period		(57)	(218)
Carried forward losses reversing in the tax holiday period		(23)	(44)
Effect of tax of APEL (Mauritius entity)		162	225
Impact of different income tax rates		(90)	(37)
Others		(1)	(2)
	(B)	376	446
Total tax expense	(A+B)	1,153	563

Component of tax expenses-
Current tax expense		585	431
Deferred tax charge		568	132
Total tax expense		1,153	563

*	Refer note 39 for restatement.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Particulars	For the year ended March 31, 2022	For the year ended March 31, 2021

19. Revenue from operations

Revenue from contracts with customers*
Sale of power (refer note 27 and 28)	6,089	6,195

Other operating revenue
Income from carbon credit emission*	140	1
Total	6,229	6,196

*	Revenue from sale of power and income for carbon credit emission are recognised at point in time.

20. Non Operating Income

20.1 Interest income

Interest income on financial assets measured at amortised cost:

- Term deposits		49	69
- Loan to holding/fellow subsidiary companies (refer note 26)		647	696
- Interest income - others		39	-
Interest income on refund of income tax		-	202
Other*		24	22
Total	(A)	759	807

*	Primarily relates to revenue straight lining under IND AS 115

20.2 Other income
Allowance for doubtful trade receivables written back		279	-
Liabilities no longer required written back		104	14
Exchange difference (net)		165	8
Net gain on sale of property, plant and equipment (net)		10	-
Miscellaneous income		9	9
Total	(B)	567	31

Total other income	(A+B)	1,326	838

21. Employee benefits expense

Salaries, wages and bonus	46	42
Contribution to provident and other funds (refer note 37)	3	3
Gratuity expenses (refer note 37)	2	1
Total	51	46

22. Depreciation and amortisation expense

Depreciation of property, plant and equipment (refer note 5 and 39)	1,005	2,287
Depreciation of right-of-use assets (refer note 30)	36	44
Total	1,041	2,331

23. Finance costs

Interest expenses on financial liabilities measured at amortised cost:
- Term loans	2	30
- 3.575% Senior Notes*	1,407	-
-5.5% Senior Notes*	1,318	3,282
- Loan from holding/fellow subsidiary companies (refer note 26)	5	-
- Lease liabilities	78	77
Interest on delayed payment of statutory dues	16	8
Other finance costs**	96	74
Total	2,922	3,471

*	Including amortisation of hedging cost of INR 752 million (March 31, 2021: INR 1,101 million).

**	Primarily includes adjustment related to IND AS 115.

Restricted Group - III
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021

24. Other expenses

Guest house expenses	3	-
Rent (refer note 30)	2	5
Rates and taxes	20	32
Insurance	48	45
Repair and maintenance
- Plant and machinery	102	118
- Vehicle	24	26
Travelling and conveyance	4	-
Communication costs	1	-
Management fees (refer note 26)	149	102
Legal and professional fees	25	33
Payment to auditor (refer details below)	8	7
Corporate social responsibilities*	8	-
Operation and maintenance fees	-	2
Bad debts written off (refer note 35)	2	6
Loss on disposal of property, plant and equipment (net)	45	-
Allowance for doubtful trade receivables (refer note 35)	17	266
Recruitment expenses	11	-
Security charges	112	115
Bank charges	1	-
Advance written off	7	-
Asset written off	52	-
Provision for diminution in assets	25	-
Exchange difference (net)	1	-
Loss on account of modification of contractual cash flows	180	-
Miscellaneous expenses	26	28
Total	873	785

Payment to auditor:
As auditor:
Audit fees	7	6
Reimbursement of expenses	1	1
Total	8	7

*	The audit fee recognised in current year pertains to amounts incurred in relation to services provided by erstwhile statutory auditors of the Restricted Group. Since the current auditor's appointment was made on July 12, 2023, to fill the casual vacancy caused by the resignation of the erstwhile auditor, their audit fees for the audit of year ended March 31, 2022 amounting to INR 11.1 million has not been recognized in year ended March 31, 2022, as this is a non-adjusting subsequent event.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

* Disclosure relating to Corporate Social Responsibility (CSR) Expenditure

As per provision of Section 135 of the Companies Act, 2013 read with Companies Amendment Act, 2021, the Restricted Group has to spent at least 2% of the average profits of the preceding three financial years towards CSR. Accordingly, a CSR committee has been formed for carrying out the CSR activities as per Schedule VII of the Companies Act, 2013.

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Amount required to be spent by the company during the year	-	-
Amount of expenditure incurred	-	-
(i) Construction/acquisition of an asset	-	-
(ii) On purposes other than (i) above	8
Amount approved by Board	8	-
Excess/ (shortfall) at the end of the year	-	-
Total of previous years shortfall	-	-
Amount spent towards obligations in relation to:	-	-
Ongoing projects	-	-
Other than Ongoing projects	-	-
Accrual towards unspent obligations	-	-
Reason for shortfall	-	-
Nature of CSR activities	Skill development & Supply of educational material	-
Details of related party transactions	-	-

25.	Earnings per share

The special purpose combined financial statements do not represent legal structure and are aggregated for a specific purpose. Accordingly, Earning Per Share (EPS) on aggregated number of shares have not been disclosed.

Restricted Group - III
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

26.	Related party disclosures:

Related parties where control exists

Parent Company:	Azure Power Global Limited

Holding company of Azure Power Energy Limited:	Azure Power Global Limited

Holding Company of Restricted Group entities (except APEL):	Azure Power India Private Limited

Key managerial personnel:	Mr. Preet Mohinder Sandhu (Director till December 3, 2020)
Mr. Sanjeev Bhatia (Director till September 15, 2020)
Mr. Khalid Muhammad Peyrye (Director from June 15, 2017)
Mr. Eric Ng Yim On (Alternate Director from November 13, 2019)
Mrs. Yung Oy Pin Lun Leung (Director from November 13, 2019)
Mr. Sandeep Arora (Director with effect from March 11, 2020)
Mr. Pawan Kumar Agarwal (Director with effect from June 21, 2019 till August 02, 2022)
Mr. Samitla Subba (Director with effect from March 11, 2020 till November 21, 2022)
Mr. Gaurang Sethi (Director with effect from March 11, 2020)
Mr. Srinagesh Rambhotla (Director with effect from November 13, 2019 till July 13, 2022)
Mr. Nitin Vaid (Director with effect from September 14, 2020 till March 08, 2022)
Mr. Kapil Sharma (Director with effect from March 08, 2022)
Mr. Kishore Kumar (Director with effect from March 11, 2021 till February 10, 2023)
Mr. Saurabh Gupta (Additional Director with effect from March 2, 2023)

Related parties with whom transactions have taken place during the year:

Holding company of Restricted Group entities (except APEL):	Azure Power India Private Limited

Azure Power (Rajasthan) Private Limited
Azure Power Forty One Private Limited
Azure Power Forty Three Private Limited
Azure Power Jupiter Private Limited
Azure Power Makemake Private Limited
Azure Power Mercury Private Limited
Azure Power Renewables Energy Private Limited
Azure Power Rooftop (GenCo.) Private Limited
Azure Power Rooftop Eight Private Limited
Azure Power Rooftop Five Private Limited
Azure Power Rooftop Four Private Limited

Fellow subsidiary company:	Azure Power Rooftop Private Limited
Azure Power Thirty Eight Private Limited
Azure Power Thirty Six Private Limited
Azure Power Thirty three Private Limited
Azure Power Thirty Three Private Limited
Azure Power Uranus Private Limited
Azure Power Venus Private Limited
Azure Solar Private Limited
Azure Solar Solutions Private Limited
Azure Sunlight Private Limited

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Following transactions were carried out with related parties in the ordinary course of business:

1.	Transactions during the year:

	Holding company		Fellow subsidiary company
	For the year ended	For the year ended	For the year ended	For the year ended
Nature of transaction	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
a) Settlement of liabilities on behalf of the entity
Azure Power India Private Limited	361	40	-	-

b) Settlement of liabilities by the entity on behalf of
Azure Power India Private Limited	1	-	-	-
Azure Power Makemake Private Limited	-	-	3	-

c) Sale of capital goods
Azure Power India Private Limited	-	4	-	-

d) Purchase of capital goods
Azure Power India Private Limited	32	18	-	-
Azure Solar Solutions Private Limited	-	-	-	16
Azure Power Venus Private Limited	-	-	-	4
Azure Power Forty Three Private Limited	-	-	-	19

e) Management services received
Azure Power India Private Limited	149	102	-	-

f) Loans given
Azure Power India Private Limited	4,640	2,139	-	-
Azure Sunlight Private Limited	-	-	45	-
Azure Power Renewables Energy Private Limited	-	-	394	-
Azure Power Rooftop Private Limited	-	-	130	404
Azure Power Rooftop Five Private Limited	-	-	2	-
Azure Power Rooftop Four Private Limited	-	-	11	-
Azure Power Rooftop Eight Private Limited	-	-	2	-

Restricted Group - III
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	Holding company		Fellow subsidiary company
	For the year ended	For the year ended	For the year ended	For the year ended
Nature of transaction	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
g) Repayment of loans given
Azure Power India Private Limited	4,469	1,982	-	-
Azure Power Sunlight Private Limited	-	-	44	-
Azure Power Thirty Eight Private Limited	-	-	100	-
Azure Power Renewables Energy Private Limited	-	-	378	-
Azure Power Forty One Private Limited	-	-	-	70

h) Interest income from loan
Azure Power India Private Limited	555	580	-	-
Azure Power Venus Private Limited	-	-	4	4
Azure Power Forty One Private Limited	-	-	3	6
Azure Power Thirty Eight Private Limited	-	-	9	11
Azure Power Mercury Private Limited	-	-	7	7
Azure Power Rooftop Private Limited	-	-	69	38

i) Borrowings during the year
Azure Power India Private Limited	285	-	-	-

j) Interest expense
Azure Power India Private Limited	5	-	-	-

k) Outstanding guarantee released by holding company on our behalf
Azure Power India Private Limited	-	1,690	-	-

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

2.	Balances outstanding at the end of the year

	Holding company		Fellow subsidiary company
	As at	As at	As at	As at
Nature of transaction	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
a) Receivables
Azure Power India Private Limited	44	97	-	-

b) Payables
Azure Power India Private Limited	5	30	-	-
Azure Power Venus Private Limited	-	-	-	1
Azure Power Rooftop (GenCo.) Private Limited	-	-	-	1
Azure Power Forty Three Private Limited	-	-	6	19

c) Payable for purchase of capital goods
Azure Power India Private Limited	-	38	-	-

d) Borrowings
Azure Power India Private Limited	235	-	-	-

e) Interest payable
Azure Power India Private Limited	5	-	-	-

f) Loans given
Azure Power India Private Limited	5,896	5,774	-	-
Azure Power Venus Private Limited	-	-	40	40
Azure Power Thirty Eight Private Limited	-	-	-	100
Azure Power Mercury Private Limited	-	-	70	70
Azure Power Thirty Three Private Limited	-	-	1	1
Azure Power Rooftop Private Limited	-	-	711	581
Azure Power Rooftop Four Private Limited	-	-	11	-
Azure Power Rooftop Five Private Limited	-	-	2	-
Azure Power Rooftop Eight Private Limited	-	-	2	-

g) Interest income receivable on loan given
Azure Power India Private Limited	343	48	-	-
Azure Power Rooftop Private Limited	-	-	98	36
Azure Power Venus Private Limited	-	-	22	17
Azure Power Thirty Eight Private Limited	-	-	-	10
Azure Power Mercury Private Limited	-	-	24	18
Azure Power Renewables Energy Private Limited	-	-	-	10

*	The Parent has guaranteed the principal and interest repayments to the investors, however, the guarantee was cancelled on May 07, 2020 upon meeting certain financial covenants, which were met basis financial statements for the year ended March 31, 2019.

Note:

Terms and conditions of transactions with related parties:

- The transactions with related parties are made on terms equivalent to those that prevail in arm's length transactions. Outstanding balances at the year-end are unsecured and settlement occurs in cash. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

- Loans from/to related parties carry an interest rate of 6.95% - 10.00% p.a. and are repayable/receivable in accordance with the terms of the respective agreement.

- During the previous year, the Holding Company of Restricted Group entities had given a guarantee for the total working capital facility availed from ICICI Bank amounting to INR 1,690 million. Out of the total facility, loan amounting to INR 709 million had been repaid during the previous year and the remaining facility was repaid during the current year.

- There has been no transaction with Key managerial personnel during the year ended March 31, 2022 and March 31, 2021.

Restricted Group - III
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

27.	Segment information

The Restricted Group primarily is carrying out business activities relating to generation of electricity through non-conventional and renewable sources (refer Note 1) which according to the management, is considered as the only business segment. Accordingly, no separate segmental information has been provided herein. The Restricted Group entities’ principal operations, revenue and decision making functions are all located in India and there are no revenue and non-current assets outside India.

A. Information about revenue from major customers who contributed 10% or more relating to revenue from sale of power:

	Revenue from external customers	Revenue from external customers
	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021
Sale of power
Punjab State Power Corporation Limited	1,637	1,736
Solar Energy Corporation of India	993	1,000
NTPC Limited	876	871

B. Revenue from major products and services

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021
Sale of Power	6,089	6,195
Carbon credit emission income	140	1
Total	6,229	6,196

Restricted Group - III
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

28.	Revenue from contracts with customers

Reconciliation of the amount of revenue recognised in statement of profit and loss with the contracted price:

Particulars	March 31, 2022	March 31, 2021
Revenue as per Contracted price	6,281	6,222
Adjustments for:
Liquidated damages	(31)	-
Rebate/Discount	(21)	(26)
Revenue from contract with customers	6,229	6,196

The following table provides information about trade receivables, contract assets, and deferred revenue from customers as at March 31, 2022 and March 31, 2021.

Particulars	As at March 31, 2022	As at March 31, 2021
Non current assets
Contract assets	418	231
Trade receivables	720	-

Current assets
Trade receivables	2,901	2,952

Non current liabilities
Deferred Revenue on account of revenue straightlining	773	677
Deferred viability gap funding income	1,375	1,362

Current liabilities
Deferred viability gap funding income	86	81

29.	Details of dues to micro and small enterprises as defined under the MSMED Act, 2006

The Micro, Small and Medium Enterprises have been identified by management of the Restricted Group entities from the available information, which has been relied upon by the auditors. According to such identification, the disclosures in respect to Micro, and Small Enterprises is as follows:

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021
The principal amount and the interest due thereon remaining unpaid to any supplier as at the end of each accounting year	6	9
Principal amount due to micro and small enterprises	4	9
Interest due on above	2	-
The amount of interest paid by the buyer in terms of section 16 of the MSMED Act 2006 along with the amounts of the payment made to the supplier beyond the appointed day during each accounting year	-	-
The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act 2006.	-	-
The amount of interest accrued and remaining unpaid at the end of each accounting year	2	-
The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise for the purpose of disallowance as a deductible expenditure under section 23 of the MSMED Act 2006	-	-

The space has been intentionally left blank

Restricted Group - III
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

30.	Leases

Restricted Group entities as lessee:

Land leases:

The entities in Restricted Group have taken land on lease for construction of solar power plants. These leases typically run for 25 to 30 years which is further extendable on mutual agreement by both lessor and lessee.

Information about the leases for which the Company is a lessee is presented below:

i) Right-of-use assets

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021
Opening balance as at April 01, 2021	890	1,013
Additions during the year	(14)	(74)
Depreciation for the year	(36)	(49)
Closing balance as at March 31, 2022	840	890

ii) Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movement during the year:

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021
Opening balance as at April 01, 2021	834	813
Accretion of interest	78	77
Payments	(60)	(56)
Closing balance as at March 31, 2022	852	834

Particulars	As at March 31, 2022	As at March 31, 2021*
Current	59	56
Non-current	793	778
Total	852	834

Restricted Group - III
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Below are the amounts recognised by the Restricted Group entities in the statement of profit and loss:

	For the year ended March 31, 2022	For the year ended March 31, 2021
Depreciation of right-of-use assets	36	44
Interest on lease liabilities	78	77
Expenses relating to short-term leases	2	5
Total	116	126

Below are the amounts recognised by the Restricted Group entities in the statement of cash flows:

Particulars	For the year ended March 31, 2022	For the year ended March 31, 2021
Total cash outflow for leases	60	56

The maturity analysis of leases is disclosed in note 35. The weighted average incremental borrowing rate applied to lease liabilities is 10%. The Company has applied single discount rate to a portfolio of leases of similar assets in similar economic environment with similar end date.

Extension options:

Land leases contain extension options exercisable by the entities in Restricted Group before the end of the non-cancellable contract period. Where practicable, the Restricted Group entities seek to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only on mutual agreement. The Restricted Group entities assessed at lease commencement whether it is reasonably certain to exercise the extension options. The Restricted Group entities reassess whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

31.	Commitments and contingencies

a)	Commitments

(i)	The Restricted Group has commitments of INR 7 million (net of advances) (March 31, 2021: INR 7 million) for purchases of assets for the construction of solar power plants.

(ii)	The entities of Restricted Group have entered in to Power Purchase Agreement (PPA) with following parties:

Name of Authority	Agreement date	Commercial Operation Date	Rate	Period	Capacity (in megawatt)
Gujarat UrjaVikas Nigam Limited*	30-Apr-10	Q2 2011	15 kw/h - 1 to 12 Years 5 kw/h - 13 to 25 Years	25 Years	5
Gujarat UrjaVikas Nigam Limited*	30-Apr-10	Q4 2011	15 kw/h - 1 to 12 Years 5 kw/h - 13 to 25 Years	25 Years	5
NTPC Vidyut Vyapar Nigam Limited	15-Oct-10	Q4 2009	17.91 kw/h	25 Years	2
Punjab State Power Corporation Limited	27-Dec-13	Q3 2014	7.67 kw/h	25 Years	15
Punjab State Power Corporation Limited	27-Dec-13	Q4 2014	7.97 kw/h	25 Years	15
Punjab State Power Corporation Limited	27-Dec-13	Q4 2014	8.28 kw/h	25 Years	4
Uttar Pradesh Power Corporation Limited	27-Dec-13	Q1 2015	8.99/kwh	12 Years**	10
Bangalore Electricity Supply Company Limited	18-Jan-14	Q1 2015	7.47 kw/h	25 Years	10
Solar Energy Corporation of India	28-Mar-14	Q1 2015	5.45 kw/h	25 Years	40
Solar Energy Corporation of India	28-Mar-14	Q1 2015	5.45 kw/h	25 Years	20
Solar Energy Corporation of India	28-Mar-14	Q1 2015	5.45 kw/h	25 Years	40
Southern Power Distribution Company of Andhra Pradesh Limited***	05-Dec-14	Q1 2016	5.89 kw/h	25 Years	50
Chamundeshwari Electricity Supply Corporation Limited	02-Jan-15	Q1 2017	6.51 kw/h	25 Years	50
Hubli Electricity Supply Company Limited	09-Jan-15	Q1 2017	6.51 kw/h	25 Years	40
Bihar State Power (Holding) Company Limited	17-Jan-15	Q3 2016	8.39 kw/h	25 Years	10
Gulbarga Electricity Supply Corporation Limited	23-Jan-15	Q1 2017	6.51 kw/h	25 Years	40
Solar Energy Corporation of India	05-Feb-15	Q4 2015	5.45 kw/h	25 Years	5
Punjab State Power Corporation Limited	03-Feb-16	Q4 2016	5.62 kw/h	25 Years	50
Punjab State Power Corporation Limited	03-Feb-16	Q4 2016	5.63 kw/h	25 Years	50
Punjab State Power Corporation Limited	03-Feb-16	Q4 2016	5.63 kw/h	25 Years	50
NTPC Limited	10-Aug-16	Q4 2017	4.67 kw/h	25 Years	100

*	The entity had entered into a Power Purchase Agreement (PPA) on 30th day of April, 2010 with Gujarat UrjaVikas Nigam Limited for 10 MW @ Rs. 15/kwh for first 12 years and @ Rs. 5/kwh. for remaining period.

**	PPA may be extended for a further period of 13 year on mutually agreed terms and conditions.

***	The entity had entered into a Power Purchase Agreement (PPA) on 5th day of December, 2014 with Southern Power Distribution Company of Andhra Pradesh Limited for 50 MW for a period of 25 years @ INR 5.89/kwh. to supply power with an escalation of 3% per annum from 2nd year to 10th year and no further escalation subsequent to the 10th year until the end of the PPA.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

b)	Contingent liabilities:

As at March 31, 2022, the one of the project entity of Restricted Group has outstanding demand for liquidation damages totalling INR Nil (March 31, 2021: 350 millions) for its Karnataka projects completed beyond the contractually agreed dates. In August 2021, Company has received a favourable order from the Appellate Tribunal for Electricity (“APTEL”) of ongoing litigation with customer, where APTEL had set aside the order of Karnataka Regulatory Commission (“KERC”), wherein the KERC had reduced extension of time, reduced the PPA tariff and imposed liquidated damages. Subsequently, the customer has filed an appeal with Supreme Court against the order, which was latter admitted the appellate authority.

The management believes the reason for delay were not attributable to the Company, based on advice from its legal advisors and the facts underlying the Company’s position, and therefore management, believes that the Company will ultimately not be found liable for these assessments and has not accrued any amount with respect to these matters in its financial statements.

A PIL had been initiated by certain individuals claiming to be wildlife experts/interested in conservation of wildlife, before the Supreme Court of India against various state governments such as Rajasthan, Gujarat, and MNRE, MOP among others, seeking protection of the two endangered bird species, namely the GIB and the Lesser Florican found in the states of Rajasthan and Gujarat. The Supreme Court by way of order dated April 19, 2021 issued directions to: (i) underground all low voltage transmission lines, existing and future lines falling in potential and priority habitats of GIB, (ii) to convert all existing high voltage lines in priority and potential areas of GIB where found feasible within a period of one year, if not found feasible, the matter to be referred to the committee formed by the Supreme Court which will take a decision on feasibility, and (iii) to install bird diverters on all existing overhead lines in the interim.

We and many other developers have projects in the potential area as determined by the court, hence aggrieved by the order, the Solar Power Developers Association (“SPDA”) and Union of India have filed an application before the Supreme Court seeking among others, exemption from undergrounding of transmission lines in potential areas. The matter was last listed on November 30, 2022, whereby directions have been passed to parties to ensure installation of bird diverters in the Priority Area and for them to be in compliance with quality standards issued by the Supreme Court Committee. The PIL is presently pending. The SPDA has filed an application seeking modification of Supreme Court’s order dated April 19, 2021. If the modification application is dismissed, we might entail significant costs and delays. Based on evaluation of management the capital outflow for acquisition and installation of bird divertors are not material.

In relation to the Restricted Group's 50 MWs project in Andhra Pradesh, the DISCOM, Andhra Pradesh Distribution Company (“APDC”), had issued a letter to the Restricted Group requesting the reduction of quoted tariff to INR 2.44 per unit as against the PPA rate of INR 5.89 per unit for solar projects from the date of commissioning and threatened termination of the PPA in case of refusal to accede to such reduction (“Letter”). The Restricted Group had challenged the Letter in the High Court at Vijayawada. The High Court vide its judgment dated September 24, 2019, whilst quashing the aforesaid Letter and directed DISCOM to approach the Andhra Pradesh Electricity Regulatory Commission (“APERC”) for reduction of tariff by directing DISCOM to make payment of outstanding and future invoices at the “interim” rate of Rs. 2.44/- per unit, until the dispute is resolved by APERC. Accordingly, the restricted Group has filed a writ petition challenging the Judgment, whereby the Restricted Group has inter alia sought: (i) setting aside of the Judgment to the limited extent of the direction to Discoms to make payment at the “interim” rate of Rs. 2.44 per unit and the implied blessing granted by the High Court to approach the APERC for reduction of tariff; and (ii) quashing of all actions undertaken by the respondents and/or restrain the respondents from taking any action seeking reduction of tariff under the concluded PPA and/or unilateral alteration of the terms of such PPA, pursuant to the directions in the Judgment, including quashing of the proceedings. Further, the appellate authority during several hearings had directed the DISCOM to remit the overdue receivables at interim rate.

During the current year on March 15,2022, High court of Andhra Pradesh, Amaravati has passed an order in favour of the Company and has directed the discom to make the payments of arrears with within six weeks from the date of this order, at the original rate of INR 5.89 per unit mentioned in PPAs.

Based on a legal opinion obtained by the management and based on favourable order passed from the appellate authority on the above matter, the Company is invoicing and recognizing revenue as per the PPA and reports the receivables as recoverable. The Company has recognized allowance for doubtful trade receivables on this receivable as per the expected credit loss model pending receipt of dues.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

32.	Hedging activities and derivatives

Contracts designated as Cash flow hedges

The Company hedged the foreign currency exposure risk related to certain investments in Restricted Group entities denominated in foreign currency through call spread option with full swap for coupon payments. The foreign currency forward contracts and options were not entered for trading or speculative purposes.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested on a quarterly basis using dollar offset method. When the relationship between the hedged items and hedging instrument is highly effective at achieving offsetting changes in cashflows attributable to the hedged risk, the Company records in other comprehensive income the entire change in fair value of the designated hedging instrument that is included in the assessment of hedge effectiveness. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2021 and 2022 respectively.

Ind AS 109, Financial Instruments, permits recording the cost of hedge over the period of contract based on the effective interest rate method. During the current year, the group has repaid existing debt of USD 500 million and further raised USD 414 million. The Restricted Group determined the cost of hedge for existing borrowing at the time of inception of the contract as INR 3,549 million and recorded an expense of INR 752 million and INR 1,101 million during the period ended March 31, 2022 and March 31, 2021 respectively.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2022 and March 31, 2021:

	Foreign currency option contracts
	As at March 31, 2022	As at March 31, 2021
Notional Amount (US$ denominated)	398	500
Non-current assets (INR)	-	4,997
Non-current Liabilities (INR)	131	-

33.	Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the Restricted Group's financial instruments:

	Carrying value		Fair value
	As at	As at	As at	As at
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Financial assets at amortised cost
Non-current trade receivables	720	-	720	-
Non-current security deposits	13	5	13	5
Performance bank guarantee receivable	8	7	8	7
Non-current loans to holding company	5,896	5,770	5,896	5,770
Non-current loans to fellow subsidiaries	41	112	41	112
Non-current term deposits	27	11	27	11
Investment in Non convertible debenture of fellow subsidiary	-	384	-	384
Other financial asset	365	152	365	152

Financial assets at fair value
Derivative instruments at fair value through OCI*	-	4,997	-	4,997
Total	7,070	11,438	7,070	11,438

Financial liabilities at amortised cost
Foreign currency loan from bank (including current maturities)**	-	295	-	295
5.5% Senior Notes***	-	36,519	-	38,435
3.575% Senior Notes (including current maturities)***	29,884	-	29,252	-
Loans from holding company ***	70	-	70	-
Other Financial Liabilities	4	7	4	7

Financial liabilities at fair value
Derivative instruments at fair value through OCI*	131	-	131	-
Total	30,089	36,821	29,457	38,737

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

The management assessed that cash and cash equivalents, term deposits, interest accrued on term deposits, other bank balances, trade receivables, unbilled revenue, viability gap funding receivable (VGF), receivable from related parties, security deposits received, current borrowings, interest accrued, payable for capital goods, trade payables and security deposits paid approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of the financial assets and liabilities is included at the price that would be received on selling of assets or paid to transfer a liability in an orderly transactions between market participants at measurement date.

The following methods and assumptions were used to estimate the fair values:

Measured at fair value:

*	The respective companies under the Respective Group enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Foreign currency option derivatives are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying instruments. The Restricted Group used the derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date.

At amortised cost:

**	Fair value of long-term loan having floating rate of interest approximate the carrying amount of those loans as there was no significant change in the Restricted Group's own credit risk during the period.

***	The fair values of the interest-bearing borrowings and loans of Restricted Group are determined by using DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at March 31, 2022 was assessed to be insignificant.

34.	Fair value hierarchy

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Restricted Group.

Quantitative disclosures fair value measurement hierarchy for assets as at March 31, 2022:

	Fair value measurement using
	Carrying	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets at amortised cost
Non-current trade receivables	720	-	-	720
Non-current security deposits	13	-	-	13
Performance bank guarantee receivable	8	-	-	8
Non-current loans to holding company	5,896	-	-	5,896
Non-current loans to fellow subsidiaries	41	-	-	41
Non-current term deposits	27	-	-	27
Other financial asset	365	-	-	365

There have been no transfers between Level 1 and Level 2 during the period.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Quantitative disclosures fair value measurement hierarchy for liabilities as at March 31, 2022:

	Fair value measurement using
	Carrying	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial liabilities at amortised cost
3.575% Senior Notes (including current maturities)	29,884	-	-	29,252
Loans from holding company	70	-	-	70
Other Financial Liabilities	4	-	-	4

Financial liabilities at fair value
Derivative instruments at fair value through OCI	131	-	131	-

There have been no transfers between Level 1 and Level 2 during the period.

Quantitative disclosures fair value measurement hierarchy for assets as at March 31, 2021:

	Fair value measurement using
	Carrying	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets at amortised cost
Non-current security deposits	5	-	-	5
Performance bank guarantee receivable	7	-	-	7
Non-current loans to holding company	5,770		-	5,770
Non-current loans to fellow subsidiaries	112	-		112
Non-current term deposits	11	-	-	11
Investment in Non convertible debenture of fellow subsidiary	384	-	-	384
Other Financial Asset	152	-	-	152

Financial assets measured at fair value
Derivative instruments at fair value through OCI	4,997	-	4,997	-

There have been no transfers between Level 1 and Level 2 during the period.

Quantitative disclosures fair value measurement hierarchy for liabilities as at March 31, 2021:

	Fair value measurement using
	Carrying	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial liabilities at amortised cost	295	-	-	295
Foreign currency loan from bank (including current maturities) 5.5% Senior Notes	36,519	-	-	38,435
Other Financial Liabilities	7	-	-	7

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

There have been no transfers between Level 1 and Level 2 during the period.

The management assessed that cash and cash equivalents, term deposits, interest accrued on term deposits, other bank balances, trade receivables, unbilled revenue, viability gap funding receivable (VGF), receivable from related parties, security deposits received, current borrowings, interest accrued, payable for capital goods, trade payables and security deposits paid as applicable approximate their carrying amounts largely due to the short-term maturities of these instruments.

35.	Financial risk management objectives and policies

The financial liabilities of respective entities under Restricted Group comprise loans and borrowings, trade and other payables and other financial liabilities. The main purpose of these financial liabilities is to finance the respective Restricted Group entities’ operations. The Restricted Group's principal financial assets include loans, trade and other receivables, cash and cash equivalents, deposits with banks and other financial assets, as applicable.

The Restricted Group entities are exposed to market risk, credit risk and liquidity risk. The senior management of respective Restricted Group entities oversees the management of these risks. The Board of Directors of respective Restricted Group entities reviews and agrees policies for managing each of these risks, which are summarised below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include loans and borrowings.

The sensitivity analyses in the following sections relate to the position as at March 31, 2022 and March 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Restricted Group’s exposure to the risk of changes in market interest rates relates primarily to the Restricted Group’s long-term debt obligations with floating interest rates.

Financial instruments comprise of US$ Senior Notes, loans to related parties which are fixed interest bearing whereas term loans from banks and financial institution are both fixed and floating interest bearing. Remaining financial assets and liabilities are non-interest bearing.

The exposure of the Restricted Group's financial instruments as at March 31, 2022 to interest rate risk is as follows:

As at March 31, 2022	Floating rate financial instruments	Fixed rate financial instruments	Non-interest bearing	Total
Financial assets	-	8,191	4,467	12,658
Financial liabilities	-	30,119	1,296	31,415

The exposure of the Restricted Group's financial instruments as at March 31, 2021 to interest rate risk is as follows:

As at March 31, 2021	Floating rate financial instruments	Fixed rate financial instruments	Non-interest bearing	Total
Financial assets	-	9,747	8,672	18,419
Financial liabilities	296	36,519	1,981	38,795

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Interest Rate Sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Restricted Group’s loss before tax is affected through the impact on floating rate borrowings, as follows:

	Increase/decrease in basis points	March 31, 2022	March 31, 2021

Effect on profit/(loss) before tax (in Rupees)	+/(-)50	(-)/+-	(-)/+1

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment. Though there is exposure on account of Interest rate movement as shown above but the Restricted Group entities minimise the foreign currency (US dollar) interest rate exposure through derivatives.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Restricted Group entities are exposed to foreign currency risk arising from changes in foreign exchange rates on foreign currency loan and derivative financial instruments. The Restricted Group entities enters into foreign exchange derivative contracts to mitigate fluctuations in foreign exchange rates in respect of these loans.

The following table analyses foreign currency risk from financial instruments relating to US$ as of March 31, 2022 and March 31, 2021:

	March 31, 2022	March 31, 2021
Borrowings
- Foreign currency loan from bank	-	295
- 5.5% Senior Notes*	-	37,350
-3.575% Senior Notes*	30,004	-

*	Including interest accrued but not due on borrowings of INR 120 million (March 31, 2021: INR 831 million).

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in USD/INR exchange rates, with all other variables held constant. The impact on the Restricted Group’s loss before tax is due to changes in the fair value of monetary liabilities.

	Change in USD rate	March 31, 2022	March 31, 2021
Effect on profit/(loss) before tax (in INR)	+/(-)5%	(-)/+1,500	(-)/+1,882

As the Restricted Group has entered into foreign exchange derivatives contract to mitigate the foreign exchange fluctuation risk, these derivatives act as economic hedges and will offset the impact of any fluctuations in foreign exchange rates.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Restricted Group entities are exposed to credit risk from their operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables and contract asset

Customer credit risk is managed on the basis of Restricted Group’s established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables and contract assets are regularly monitored. The Restricted Group evaluates the concentration of risk with respect to trade receivable and contract assets as high. However, since the trade receivables and contract assets mainly comprise of state utilities/government entities, the Restricted Group does not foresee any material credit risk attached to receivables from such state utilities/government entities. The Restricted Group does not hold collateral as security.

Movement in expected credit loss on trade receivables during the year (refer note 4(g)):

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Opening balance	387	120
Changes in allowance for expected credit loss:
Additional provision during the year (refer note 24)	16	267
Reversal of provision during the year (refer note 20.2)	(279)	-
Closing balance	124	387

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Restricted Group’s treasury department in accordance with its policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counter party. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty’s potential failure to make payments.

Liquidity risk

Liquidity risk is the risk that Restricted Group entities will encounter in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The approach of Restricted Group entities to manage liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risk damage to its reputation.

The Restricted Group entities assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. The Restricted Group has access to a sufficient variety of sources of funding and debt maturing within 12 months.

Borrowings of Restricted Group include INR 29,884 million of senior notes which may be subject to refinancing risk, when they becomes due, as market conditions may not be possible to refinance the bonds at all or to refinance the bonds on favourable terms. In addition, hedges taken on these bonds are covered ranging from INR 80.7/US$ to INR 90.5/US$, which may expose Restricted Group to additional hedging costs in the future.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

The table below summarises the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. The table below summarises the maturity profile of the Restricted Group’s financial liabilities based on contractual undiscounted payments.

	Less than 1 year	1 to 5 years	> 5 years	Total
As at March 31, 2022
Lease liabilities	62	279	2,155	2,496
Borrowings*	3,319	31,279	-	34,598
Current borrowings	2,160	-	-	2,160
Loans from Holding company	-	-	-	-
Trade payables	165	-	-	165
Other financial liabilities	144	-	-	144
	5,850	31,558	2,155	39,563

As at March 31, 2021
Lease liabilities	59	265	2227	2,551
Borrowings*	2,350	37,971	-	40,321
Trade payables	219	-	-	219
Other financial liabilities	921	-	-	921
	3,549	38,236	2,227	44,012

*	Including interest on Borrowings

36.	Capital management

For the purpose of the Restricted Group’s capital management, capital includes issued equity share capital, securities premium and all other equity reserves attributable to the equity holders of the respective entities of Restricted Group. The primary objective of the Restricted Group’s capital management is to maximise the shareholder’s value of the respective entity of Restricted Group.

The Restricted Group’s manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants, if any. To maintain or adjust the capital structure, the Restricted Group's reviews the fund management at regular intervals and take necessary actions to maintain the requisite capital structure.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2022 and March 31, 2021.

37.	Employee Benefits

(a)	Defined contribution plan

The entities in Restricted Group make contribution towards provident fund to a defined contribution retirement benefit plan for qualifying employees. The contribution by entities in Restricted Group to the Employee Provident Fund is deposited with the Regional Provident Fund Commissioner.

The Restricted Group has recognised INR 3 million (March 31, 2021: INR 3 million) for provident fund contribution in the Statement of Profit and Loss. The contribution payable to the plan by the Restricted Group is at the rate specified in the rules to the scheme.

(b)	Defined benefit plan

Gratuity and other post-employment benefits

The Restricted Group has a defined benefit gratuity plan. Every employee who has completed five years or more of service gets a gratuity on departure at 15 days salary (last drawn salary) for each completed year of service. The Scheme is unfunded and accrued cost is recognised through reserve in the accounts of the entities of the Restricted Group.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

The following tables summaries the components of net benefit expense recognized in the profit and loss account and the unfunded status and amounts recognized in the balance sheet.

Net employee benefit expense (recognized in Employee Cost) for the year ended:

	Gratuity	Gratuity
	March 31, 2022	March 31, 2021
Current service cost	1	1
Net Interest cost	1	-
Net expense recognized in statement of profit and loss	2	1

Amount recognised in Other Comprehensive Income for the year ended:

	Gratuity	Gratuity
	March 31, 2022	March 31, 2021
Effect of change in financial assumptions	(0)	(2)
Experience (gains)/ losses	-	-
Actuarial(gain)/ loss recognized in the year	(0)	(2)

Balance Sheet figures as at:

	Gratuity
	March 31, 2022	March 31, 2021
Present value of defined benefit obligation	8	6

Changes in the present value of the defined benefit obligation for the year ended:

	Gratuity	Gratuity
	March 31, 2022	March 31, 2021
Present value of obligation as at the beginning	6	3
Current service cost	1	1
Interest cost	1	-
Re-measurement (or Actuarial) (gain) / loss	(0)	2
Present Value of Obligation as at the end	8	6

Current portion	-	-
Non-Current portion	8	6

The principal assumptions used in determining gratuity for the Restricted Group’s plans are shown below:

	March 31, 2022	March 31, 2021
Discount rate	7.03%	7.03%
Employee turnover rate	9.00%	9.00%
Withdrawal rate (p.a.)	9.00%	9.00%
Salary Escalation Rate	10.00%	10.00%
Retirement age	58 years	58 years

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Risk exposure

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant of which are detailed below:

Discount rate- Reduction in discount rate in subsequent valuations can increase the liability.

Salary escalation rate- Actual salary increases will increase the defined benefit liability. Increase in salary increase rate assumption in future valuations which in turn also increase the liability.

Withdrawal rate- Actual withdrawals proving higher or lower than assumed withdrawals and change of withdrawals rates at subsequent valuations can impact defined benefit liability.

A quantitative sensitivity analysis for significant assumption as at March 31, 2022 is as shown below:

	Discount rate		Discount rate
	March 31, 2022		March 31, 2021
	1 % increase	1 % decrease	1 % increase	1 % decrease
Defined benefit obligation increased/(decreased) by	(1)	1	(1)	1

	Salary Escalation Rate		Salary Escalation Rate
	March 31, 2022		March 31, 2021
	1 % increase	1 % decrease	1 % increase	1 % decrease
Defined benefit obligation increased/(decreased) by	1	(1)	1	(1)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The Restricted Group does not have any plan assets. The Restricted Group - II has sufficient balance of Cash and cash equivalent to fund the liabilities that may arise in near future.

The weighted average duration of the defined benefit plan obligation at the end of the reporting period is 11.73 years (March 31, 2021: 13.64 years).

Expected maturity analysis of the defined benefit plans in the next ten years are as follows:

	March 31, 2022	March 31, 2021
Within the next 12 months (next annual reporting period)	-	-
Between 2 and 5 years	3	3
Between 5 and 10 years	3	3
	6	6

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

38. Significant accounting judgements, estimates and assumptions

The preparation of the Restricted Group financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

A. Judgements

In the process of applying the entity’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements:

(i) Revenue from Viability Gap Funding (VGF)

The Restricted Group records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy. (refer note 14, 17 and 19)

(ii) Classification of leases:

The Restricted Group evaluates if an arrangement qualifies to be a lease as per the requirements of Ind AS 116. Identification of a lease requires significant judgement. The Restricted Group uses significant judgement in assessing the lease term (including anticipated renewals) and the applicable discount rate.

The Restricted Group determines the lease term as the non-cancellable period of a lease, together with both periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option. In assessing whether the Group is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, it considers all relevant facts and circumstances that create an economic incentive for the Group to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

The discount rate is generally based on the incremental borrowing rate specific to the lease being evaluated or for a portfolio of leases with similar characteristics. (refer note 30)

B. Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Restricted Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Restricted Group. Such changes are reflected in the assumptions when they occur.

(i) Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a Discounted Cash Flow (DCF) model. The cash flows are derived from the budget for the next remaining useful life of the projects Restricted Group entities. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

(ii) Hedging activities and derivatives

The Company has issued 3.575% Senior Notes during the current year in August, 2021, listed on the Singapore Exchange Limited (“SGX”). The proceeds were used for repayment of loan of Restricted Group entities, in the form of intercompany Non-Convertible Debentures (NCD) and External Commercial Borrowings (ECB’s) denominated in INR. The exchange rate risk on the proceeds invested from the US$ Senior Notes are hedged through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively “Option contracts”). The Restricted Group designated these option contracts as a cashflow hedge. These options contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and for repayment of the principal balance at the end of five years.

The cashflow from the underlying agreement match the terms of a hedge such as – notional amount, maturity of the option contracts, mitigation of exchange rate risk, and there are no significant changes in the counter party risk, hence they are designated as a cashflow hedge in accordance with Ind AS 109, Financial Instruments. (Refer note 32)

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

(iii) Revenue estimate

Where power purchase agreements (PPAs) include scheduled price changes, revenue is recognized at lower of the amount billed or by applying the average rate to the energy output estimated over the term of the PPA. The determination of the lesser amount is undertaken annually based on the cumulative amount that would have been recognized had each method been consistently applied from the beginning of the contract term. The Restricted Group estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Restricted Group then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Restricted Group compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Restricted Group reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. The difference between actual billing and revenue recognized is recorded as deferred revenue. (Refer note 19)

(iv) Taxes

Projects of Restricted Group qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Restricted Group generates power (“Tax Holiday Period”), however, the exemption is only available to the projects completed on or before March 31, 2017. The Restricted Group anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Restricted Group generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates. Due to the Tax Holiday Period, a substantial portion of the temporary differences between the book and tax basis of the Restricted Group’s assets and liabilities do not have any tax consequences as they are expected to reverse within the Tax Holiday Period. (Refer note 18)

(v) Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.

Assumptions include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. (Refer note 33)

(vi) Provision for decommissioning

The Restricted Group has recognised provisions for the future decommissioning of solar power plants set up on leased land at the end of the lease term or expiry of power purchase agreement. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant from the leased land and the expected timing of those costs. The carrying amount of the provision as at March 31, 2022: INR 115 million (March 31, 2021: INR 121 million) . The Group estimates that the costs would be settled upon the expiration of the lease and calculates the provision using the DCF method based on the following assumptions:

►	Estimated range of cost per megawatt– INR 0.39 million to INR 0.41 million (March 31, 2021: INR 0.39 million to INR 0.41 million)

►	Discount rate – 6.9% p.a (March 31, 2021: 6.9% p.a)

(vii) Depreciation on property, plant and equipment

Depreciation on property plant and equipment is calculated on a straight line basis using the rates arrived at based on the useful lives estimated by the management. Considering the applicability of Schedule II of the Companies Act, 2013, the management has re-estimated useful lives and residual value of all of its property plant and equipment. The management believes that depreciation rates currently used fairly reflects its estimate of the useful lives and residual value of the Property plant and equipment, though these rates in certain cases are different from lives prescribed under Schedule II of the Companies Act, 2013.

Based on legal opinion obtained, management is of the view that application of CERC and/or SERC rates for the purpose of accounting of depreciation expense is not mandatory. Hence, Restricted Group is depreciating the assets based on life as determined by the management.

During the current year, the Restricted Group basis the technical assessment, have revised the useful live of solar power project assets i.e. solar power modules from 25 years to 35 years. These changes have been considered as change on accounting estimate as per In das As 8 (Accounting policies, change in accounting estimates and errors) and have been accounting for prospectively with effect from April 1, 2021. (refer note 5 and 22)

The effect of these changes on actual and expected depreciation expense is as follows:

Increase/ (decrease)
Financial year 2021-22	(1,238)
Financial year 2022-23	(1,265)
Financial year 2023-24	(1,265)
Later	3,768

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

(viii) Defined benefit plans (gratuity benefits)

The cost of the defined benefit gratuity plan and other post-employment medical benefits and the present value of the gratuity obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate; future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The parameter most subject to change is the discount rate. In determining the appropriate discount rate for plans operated in India, the management considers the interest rates of government bonds where remaining maturity of such bond correspond to expected term of defined benefit obligation. For plans operated outside India, the management considers the interest rates of high quality corporate bonds in currencies consistent with the currencies of the post-employment benefit obligation with at least an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the defined benefit obligation. The underlying bonds are further reviewed for quality. Those having excessive credit spreads are excluded from the analysis of bonds on which the discount rate is based, on the basis that they do not represent high quality corporate bonds.

The mortality rate is based on publicly available mortality tables for the specific countries. Those mortality tables tend to change only at interval in response to demographic changes. Future salary increases and gratuity increases are based on expected future inflation rates for the respective countries.

Further details about gratuity obligations are given in Note 37.

(ix) Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates. (Refer note 30)

(x) Key assumption about the likelihood and magnitude of an outflow of resources in case of Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, legal interpretations of various other acts/laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Restricted Group establishes provisions, based on reasonable estimates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the companies.

(xi) Provision for expected credit losses of trade receivables and contract assets

The Restricted Group follows ’simplified approach’ for recognition of impairment loss allowance for trade receivables. The application of simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition. ECL is the difference between all contractual cash flows that are due to the group in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the original effective interest rate. As concluded by the management that there is no risk of default from the DISCOMs/State Government bodies being a state government entities. Accordingly, no provision for default risk is required for receivables from DISCOM. As per the requirements of Ind AS 109, on subsequent measurement, the management while making ECL assessment considered the past experience with the Government of honouring its commitments and the strong capacity and ability of the Government to meet its contractual cash flow obligations.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

39. Restatement for the year ended March 31, 2021 and as at April 1, 2020

In accordance with Ind AS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’ and Ind AS 1 ‘Presentation of financial statements’, the Company has retrospectively restated its balance sheet as at March 31, 2021 and April 1, 2020 (beginning of the preceding period) and Statement of Profit and Loss for the year ended March 31, 2021 for the reasons as stated in the notes below. Reconciliation of items which are retrospectively restated in the Balance Sheet and Statement of Profit and Loss are as under:

(i) Reconciliation of restated items of Balance Sheet as at March 31, 2021 and April 1, 2020

		As at			As at
		March 31, 2021			April 1, 2020
	Notes	As previously reported (reclassified)	Adjustments	Restated balance	As previously reported (reclassified)	Adjustments	Restated balance
Assets
Non-current assets
Property, plant and equipment	(a)	30,503	(12)	30,491	32,650	(7)	32,643
Right-of-use assets	(c)	884	6	890	1,007	6	1,013
Capital work-in-progress		34	-	34	12	-	12
Financial assets
- Investments		384	-	384	384	-	384
- Loans		5,889	-	5,889	2,163	-	2,163
- Other financial assets		5,165	-	5,165	5,915	-	5,915
Deferred tax assets (net)	(d)	198	(46)	152	286	(50)	236
Income tax assets (net)	(b), (d)	172	(7)	165	199	8	207
Other non-current assets		341	-	341	372	-	372
Total non-current assets		43,570	(59)	43,511	42,988	(43)	42,945

Current assets
Financial assets
- Trade receivables		2,952	-	2,952	2,702	-	2,702
- Cash and cash equivalents		1,942	-	1,942	2,031	-	2,031
- Other bank balances		1,511	-	1,511	100	-	100
- Loans		798	-	798	3,982	-	3,982
- Other current financial assets		162	-	162	597	-	597
Other current assets		19	-	19	18	-	18
Total current assets		7,384	-	7,384	9,430	-	9,430

Total assets		50,954	(59)	50,895	52,418	(43)	52,375

Equity and liabilities

Equity
Equity share capital		113	-	113	113	-	113
Other equity	(e)	8,250	(219)	8,031	7,698	(184)	7,514
Total equity		8,363	(219)	8,144	7,811	(184)	7,627

Non-current liabilities
Financial liabilities
- Borrowings		36,519	-	36,519	37,618	-	37,618
- Lease liabilities		778	-	778	759	-	759
- Other financial liabilities		7	-	7	-	-	-
Provisions		127	-	127	189	-	189
Deferred tax liabilities (net)	(e)	1,489	152	1,641	1,504	141	1,645
Other non-current liabilities		2,039	-	2,039	1,827	-	1,827
Total non current liabilities		40,959	152	41,111	41,897	141	42,038

Current liabilities
Financial liabilities
- Borrowings		295	-	295	948	-	948
- Lease liabilities		56	-	56	54	-	54
- Trade payables
Total outstanding dues of micro enterprises and small enterprises		9	-	9	3	-	3
Total outstanding dues of creditors other than micro enterprise and small enterprises		149	-	149	259	-	259
- Other current financial liabilities		982	-	982	1,297	-	1,297
Other current liabilities		105	-	105	112	-	112
Provisions		4	-	4	3	-	3
Current tax liabilities (net)	(b), (d)	32	8	40	34	-	34
Total current liabilities		1,632	8	1,640	2,710	-	2,710

Total liabilities		42,591	160	42,751	44,607	141	44,748

Total equity and liabilities		50,954	(59)	50,895	52,418	(43)	52,375

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

(ii) Reconciliation of restated items of Statement of Profit and Loss for the year ended March 31, 2021

		For the year ended March 31, 2021
		As previously reported (reclassified)	Adjustments	Restated balance
Revenue
Revenue from operations		6,196	-	6,196
Other income		31	-	31
Total revenue (I)		6,227	-	6,227

Expenses
Employee benefits expense		46	-	46
Other expenses		785	-	785
Total expenses (II)		831	-	831

Earnings before interest, tax, depreciation and amortisation (EBITDA) (I)-(II) (A)		5,396	-	5,396

Depreciation and amortisation expense-(B)	(a)	2,326	5	2,331
Interest income-(C)		807	-	807
Finance costs-(D)	(b)	3,463	8	3,471

Profit before tax (A-B+C-D)		414	(13)	401

Tax expense:
Current tax expense		431	-	431
Adjustments in relation to tax expense of previous years	(d)	(15)	15	-
Deferred tax expense	(d)	125	7	132
Total tax expense		541	22	563

Loss after tax		(127)	(35)	(162)

Other Comprehensive Income
Items that will be reclassified to profit or loss
Effective portion of cash flow hedge		(343)	-	(343)
Income tax effect		53	-	53
		(290)	-	(290)
Exchange differences in translating the financial statements of foreign operations		971	-	971
Items that will not be reclassified to profit or loss
Re-measurement gains/(losses) on defined benefit plans		(2)	-	(2)
Income tax effect		1	-	1
Total other comprehensive income		680	-	680

Total comprehensive income		553	(35)	518

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

(iii) Reconciliation of Statement of cash flows for the year ended March 31, 2021

	For the year ended March 31, 2021
	As previously reported (reclassified)	Adjustments	Restated balance

Net cash flow from operating activities	4,496	-	4,496
Net cash used in investing activities	(591)	-	(591)
Net cash used in financing activities	(4,020)	-	(4,020)
Effect of exchange rate changes on cash and cash equivalents	26	-	26
Net decrease in cash and cash equivalents	(89)	-	(89)
Cash and cash equivalents at the beginning of the year	2,031	-	2,031
Cash and cash equivalents at the end of the year (refer note 9.2)	1,942	-	1,942

(iv) Earnings per share

Basic and diluted earnings per share for the year ended March 31, 2021 have changed as below:

	For the year ended March 31, 2021
	As previously reported (reclassified)	Adjustments	Restated balance
(1) Basic earnings per share (in INR)	(683.11)	(24.14)	(707.25)
(2) Diluted earnings per share (in INR)	(683.11)	(24.14)	(707.25)

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

(iv) Notes on restatement

(a) Depreciation and amortisation expense

During the current year, the Company has recomputed depreciation on property, plant and equipment as per accounting policy and has corrected certain errors through restating the financial statement. As at April 1, 2020, the Company has decreased carrying value of property, plant and equipment with a corresponding decrease in retained earnings by INR 7 million. Further, the Company has increased depreciation expense by INR 5 million for the year ended March 31, 2021.

(b) Interest on income tax

During the current year, the Company identified interest liability in respect of delay in payment of income tax for the financial year 2020-21. The Company has accordingly restated previous year ended March 31, 2021 balances and has increased finance cost and current tax liabilities by INR 7 million.

(c) Amortisation of right of use asset

During the current year, the Company has observed an accounting error during re-computation of depreciation on right of use assets. Accordingly, the Company has increased the carrying value of right of use asset with a corresponding increase in retained earnings by INR 6 million in the opening balance sheet as at April 1, 2020.

(d) Deferred tax

During the current year, the Company determined that the financial statements for the prior periods had differences in reported numbers as compared to Income Tax returns filed with the authorities and noted certain errors under computation of taxes for amounts reversing within tax holiday period. Accordingly, the Company has restated its financial statement during current year. Restatement also includes consequential impact of other items restated by the company. The restatement has had the following impact on the financial statements:

	April 1, 2020	FY 2020-21	March 31, 2021
Current tax expense	-	15	-
Income tax assets	8	(15)	(7)
Current tax liabilities	-	1	1
Other equity	8	-	(7)

	April 1, 2020	FY 2020-21	March 31, 2021
Deferred tax expense	-	7	-
Deferred tax asset	(50)	4	(46)
Deferred tax liability	141	11	152
Other equity	(191)	-	(198)

(e) Other equity

The above adjustments resulted in decrease in retained earning by INR 184 millions as at 1 April 2020. Further, there is a decrease in profit for the year ended March 31, 2021 by INR 35 millions and corresponding decrease in retained earning for the year ended March 31, 2021.

Particulars	Note	April 1, 2020	March 31, 2021
Equity share capital		113	113
Other equity		7,698	8,250
Total Equity as per Reported Financial Statements		7,811	8,363
Depreciation	(a)	(7)	(12)
Interest on income tax	(b)	-	(8)
Amortisation of right of use asset	(c)	6	6
Current tax expense	(d)	8	(7)
Deferred tax expense	(d)	(191)	(198)
Total Equity as per Restated Financial Statements		7,627	8,144

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

40. Reclassification

Certain reclassifications have been made to the comparative period’s financial statements to enhance comparability with the current year’s financial statements.

As a result, certain line items have been reclassified in the balance sheet and statement of cash flows, the details of which are as under:

Items of balance sheet before and after reclassification as at March 31, 2021:

	Amount before		Amount after
Particulars	reclassification	Reclassification	reclassification
Assets
Property, plant and equipment	30,540	(37)	30,503
Right-of-use assets	756	128	884
Other non current assets	461	(120)	341
Other financial assets- Non current	5,099	66	5,165
Other current assets	23	(4)	19
Other financial assets- Current	188	(26)	162
Liabilities
Trade payables	219	(61)	158
Other current financial liabilities	921	61	982
Other financial liabilities- Non Current	-	7	7

Items of balance sheet before and after reclassification as at March 31, 2020:

	Amount before		Amount after
Particulars	reclassification	Reclassification	reclassification
Assets
Property, plant and equipment	32,767	(117)	32,650
Right-of-use assets	788	219	1,007
Other non current assets	470	(98)	372
Other current assets	22	(4)	18

Items of statement of Profit and Loss before and after reclassification for the year ended March 31, 2021:

	Amount before		Amount after
Particulars	reclassification	Reclassification	reclassification
Revenue from operations	6,199	(3)	6,196
Depreciation and amortisation expense	2,314	12	2,326
Other expenses	800	(15)	785

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

41 Ratio Analysis and its elements

Ratio	Numerator	Denominator	March 31, 2022	March 31, 2021	% change	Reason for variance*
Current ratio	Current Assets	Current Liabilities	2.00	4.50	(55.48)%	Primarily due to increase in current maturities of long term borrowings
Debt- Equity Ratio	Total Debt	Shareholder’s Equity	3.56	4.53	(21.36)%	No major variance as compared to previous year
Return on Equity ratio	Net Profits after taxes - Preference Dividend	Average Shareholder’s Equity	0.18	(0.02)	(998.94)%	Primarily due to lower Finance cost.
Trade Receivable Turnover Ratio	Gross credit sales - sales return	Average Trade Receivable	1.90	2.19	(13.52)%	No major variance as compared to previous year
Trade Payable Turnover Ratio	Gross credit purchases - purchase return	Average Trade Payables	3.75	2.76	35.64%	No major variance as compared to previous year
Net Capital Turnover Ratio	Net sales	Current assets - Current liabilities	2.21	1.08	105.09%	Primarily due to increase in current maturities of long term borrowings
Net Profit ratio	Net Profit	Net sales	0.24	(0.03)	(1030.23)%	Primarily due to decrease in finance cost during the current year
Return on Capital Employed	Earnings before interest and taxes	Tangible Net Worth + Total Debt + Deferred Tax Liability	0.14	0.08	68.95%	Primarily due to profits generated during the current year
Debt Service Coverage ratio	Net profit after taxes + Non-cash operating expenses	Interest & Lease Payments + Principal Repayments	1.48	1.96	(24.60)%	No major variance as compared to previous year
Return on Investment	Interest (Finance Income)	Investment	0.09	0.08	17.59%	No major variance as compared to previous year

*	The Company has further explained the reason for variances in ratios, where change is more than 25% as compared to previous year.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

42. Standards notified but not yet effective

The Ministry of Corporate Affairs, vide notification dated March 23 2022, has notified Companies (Indian Accounting Standards) Amendment Rules, 2022 which amends certain accounting standards with effect from 1 April 2022. Below is a summary of such amendments which are applicable.

(a) Ind AS 16 – Property, Plant and equipment:

The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant and equipment. The effective date for adoption of this amendment is annual periods beginning on or after 1 April 2022. The Company does not expect the amendment to have any significant impact in its financial statements.

(b) Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets:

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after 1 April 2022, although early adoption is permitted. The Company does not expect the amendment to have any significant impact in its financial statements.

(c) Ind AS 109 – Annual Improvements to Ind AS (2021):

The amendment clarifies which fees an entity includes when it applies the ’10 percent’ test of Ind AS 109 in assessing whether to derecognise a financial liability. The Company does not expect the amendment to have any significant impact in its financial statements.

(d) Ind AS 106 – Annual Improvements to Ind AS (2021):

The amendments remove the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives were described in that illustration. The Company does not expect the amendment to have any significant impact in its financial statements.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

43. Other statutory information

There are some disclosures which are notified, but not applicable to company.

i) The Company do not have any Benami property, where any proceeding has been initiated or pending against the Group for holding any Benami property.

(ii) The Company do not have any transactions with companies struck off.

(iii) The Company do not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company have not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

(vi) The Company have not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Group shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(vii) The Company have not any such transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961.

(viii) The Company has not been declared as a willful defaulter by any bank, financial institution or any other lender.

(ix) The Company has used its specific borrowings for the specific purpose for which they were taken.

44. Subsequent event

The Ministry of Power has notified Electricity (Late Payment Surcharge (“LPS”) and Related Matters) Rules, 2022 through a notification dated 3 June 2022. The rules prescribe the manner in which the customer shall clear outstanding dues in EMIs ranging between 12 and 48 months, pertaining to generating companies. In line with the notification, the customers has agreed to pay the outstanding dues in 12-48 equitable monthly installments starting from August 2022. The Restricted Group has subsequently received payments in the form of EMI’s as per the plan mutually agreed between both parties.

Restricted Group - III

Notes to special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

45. Whistle blower complaint

During the year and subsequent to the year end, the Group received whistle-blower complaints on various matters, including lapses in internal control for certain key areas, governance and vendor management. The Board of Directors of the ultimate holding company engaged external counsel to undertake investigations on the allegations thereof. None of those allegations pertain to the Restricted Group and therefore no adjustment was required to be made in the books on account. However, some of the Group companies have made certain adjustments in the books of account as a prudent measure. Further, in one of the ongoing investigation (“Special Committee”) in relation to material projects of the Group, the Special Committee have identified evidence that certain former executives were involved in an apparent scheme with persons outside the Group to make improper payments in relation to certain projects. Further, the counsels have identified some evidence that certain former board members of the ultimate holding company might have knowledge of and/or involved in the said apparent scheme. To date, the Special Committee has not identified related improper payments or transfers by the Group. The Special Committee’s investigation is still ongoing. The Special Committee’s review and its findings could impact our decision-making in connection with such projects. The Group has disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and the Group continues to cooperate with those agencies. The current members of the Board of Directors of the ultimate holding Company have confirmed that none of them were aware of the apparent scheme referred to above other than through the Special Committee investigation. The Group remains steadfast in its commitment to upholding the principles of transparency, accountability, and ethical conduct in all areas of its operations. We will continue to monitor and assess our internal processes to ensure compliance with all relevant laws and regulations.

46. The Restricted Group is in process of conducting a transfer pricing study as required by the transfer pricing regulations under the income tax act (‘regulations’) to determine whether the transactions entered during the year ended March 31, 2022 with associated enterprises were undertaken at arms length price. The Management confirms that all the transactions with associate enterprises are undertaken at arm length prices and is confident that the aforesaid regulations will not have any impact on the financial statements, particularly on the amount of tax expense and that of provision for taxation.

47. As per the provision of the Companies Act, 2013, a company is required to convene the Annual General Meeting (“AGM”) for adoption of its annual audited financial statements within the six months from the end of the financial year, i.e. September 30, 2022. Considering the investigations mentioned above, the Restricted Group-III SPVs has not been able to hold the AGM till date. Consequently, given that the Restricted Group-III SPVs has not held the AGM by September 30, 2022 which was further extended by 3 months to December 31, 2022 based on the extension obtained from Registrar of Companies (“ROC”), the Restricted Group-III SPVs are now required to apply for compounding of the Offence and liable to pay penalties as may be imposed by ROC, Management is unable to ascertain the amount of penalties for the Offence and hence no accruals for the same has been taken in these financial statements.

48. As per Bond indenture agreement, the restricted group is mandated to submit its Combined Annual Financial Statements within 30 days following the submission of financials by the Parent Company to the Securities Exchange Commission (’SEC’). However, if the Parent Company does not files the said results with SEC, the Group has a window of 120 days post the fiscal year-end to file these financials. On October 31, 2023, the New York Stock Exchange (‘NYSE’) filed Form-25 notification of removal from listing with the SEC. However, considering the legal opinion obtained by the parent Company, the Group believes, that the said delisting would not have any impact on the above mentioned covenant, as the Parent Company would continue to be a registrant with the SEC.

For and on behalf of Restricted Group

Director	Director
Place:	Place:
Date:	Date:
Mauritius,10 Nov 2023	Mauritius,10 Nov 2023

Restricted Group - III

Results of operations – Special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Year ended March 31, 2022 Special Purpose Combined Financial Results:

Operating Results

Revenue from operations

Operating revenue for the year ended March 31, 2022 was INR 6,229 million, from INR 6,196 million as compared to the year ended March 31, 2021. The revenue in current year has marginally increased from last year.

Other income

Non-operating income for the Restricted Group for the year ended March 31, 2022 was INR 567 million, an increase of INR 536 million, from INR 31 million as compared to the year ended March 31, 2021. The increase was primarily on account of foreign exchange gain (net) on refinancing of green bonds during the current year and increase in liabilities no longer required written back.

Employee benefits expense

Employee benefits expenses during the year ended March 31, 2022 increased to INR 51 million from INR 46 million as compared to the year ended March 31, 2021, on account of increase in payroll related expenses.

Operating expenses (exclusive of depreciation and amortisation)

Operating expense for the year ended March 31, 2022 increased by 11% to INR 873 million from INR 785 million for the year ended March 31, 2021. This is primarily due to increase under loss on account of modification of contractual cash flows, provision for diminution in assets and assets written off offset by lower provision for doubtful receivables (non-cash).

Depreciation and amortisation expense

Depreciation and amortisation expense for the RG-III decreased by INR 1,290 million, to INR 1,041 million during the year ended March 31, 2022 as compared to the year ended March 31, 2021. Decrease in depreciation and amortisation expense is primarily on account of change in estimate for useful life of assets (i.e. Plant & Machinery) from 25 years to 35 years.

Interest income

Interest income during the year ended March 31, 2022 decreased by INR 48 million, or 6%, to INR 759 million as compared to INR 807 million for the year ended March 31, 2021, primarily on account of reduction of interest income on inter-company loans.

Finance cost

Finance cost during the year ended March 31, 2022 decreased by 16%, to INR 2,922 million from INR 3,471 million as compared to the year ended March 31, 2021 on account of refinancing of green bonds during the current year.

Tax expense

Tax expense for the Restricted Group during the year ended March 31, 2022 was INR 1,153 million, as compared to tax expense of INR 563 million during the year ended March 31, 2021. During current year, deferred tax expense (net) has increased by INR 436 million on account of movement in the carrying amounts of certain assets and liabilities and their tax base.

Net Loss/ profit after tax

Net profit after tax was INR 1,515 million for the year ended March 31, 2022, compared to net loss after tax of INR 162 million during the year ended March 31, 2021. The increase in net profit was primarily due to decrease in interest cost (net) on account of refinancing of green bonds and increase in non-operating income partially offset by increase in deferred tax expense (net).

Restricted Group - III

Results of operations – Special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Cash Flow Discussion

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The following table reflects the changes in cash flows of the Restricted Group for fiscal years ended March 31, 2021 and 2022 derived from the Restricted Group financial statements prepared using recognition and measurement principles of Ind AS and the guidance note on Combined and Carve-out Financial Statements issued by the ICAI:

	For Fiscal Year Ended March 31,
Cash Flow Data	2022	2021	Change
	INR	INR	INR
	(In millions)	(In millions)	(In millions)
Net cash flows from operating activities	4,573	4,496	77
Net cash flows used in investing activities	739	(591)	1,30
Net cash flows used in financing activities	(11,310)	(4,020)	(7,290)

Cash flows from operating activities

Cash generated from operating activities for the year ended March 31, 2022 marginally increased to INR 4,573 million, as compared to INR 4,496 million during the year ended March 31, 2021.

Cash flows (used in)/ from investing activities

Cash generated from investing activities for the year ended March 31, 2022 was INR 739 million, as compared to cash used in investing activities of INR 591 million during the year ended March 31, 2021, primarily on account of increase in net proceeds of loans given by 361 million, increase in net proceeds from investments by INR 1,638 million offset by decrease in interest income by INR 682 million as compared to last year.

Cash flows used in financing activities

Cash used in financing activities was INR 11,310 million for the year ended March 31, 2022, as compared to cash used in financing activities of INR 4,020 million during the year ended March 31, 2021. This is primarily on account of refinancing of green bonds resulting in net repayment of INR 6,719 million during the current year.

Liquidity Position

As of March 31, 2022, Restricted Group had INR 1,568 million of cash, cash equivalents and other bank balances.

Combined Earnings before interest, tax, depreciation and amortisation (EBITDA)

Combined EBITDA of Restricted Group was INR 5,872 million for the year ended March 31, 2022, compared to INR 5,396 million during the year ended March 31, 2021. The increase in EBITDA was primarily due to decrease in interest cost (net) on account of refinancing of green bonds and increase in non-operating income.